Investing For Our Future

GRACO INC.
ANNUAL REPORT

20
08



Corporate Mission

Graco's mission is to generate sustained profitable growth to benefit its customers, employees, shareholders and communities. We will be the world's leading supplier of fluid management products and packages in the markets we target.



Corporate Vision

We will grow revenues by 10 percent and net earnings by 12 percent per year. We will significantly grow sales outside North America by opening new markets, offering new products and improving business processes. Graco's goal is to have at least 30 percent of each year's revenues from products introduced in the last three years and to have at least 5 percent of each year's revenues from sales in markets entered in the last three years. We will actively pursue strategic acquisitions where we can add significant value.



Corporate Profile

Founded in 1926, Graco is a world leader in fluid handling systems and components. Graco products move, measure, control, dispense and spray a wide range of fluids in Industrial, Contractor and Lubrication applications. The Company's success is based on its unwavering commitment to technical excellence, world-class manufacturing and superior customer service. Working closely with specialized distributors, Graco offers products that set the quality standard for spray finishing, paint circulation, lubrication, dispensing sealants and adhesives, and contractor power equipment. Graco's ongoing investment in fluid management and control will continue to provide innovative solutions to a diverse global market. The Company has its corporate headquarters in Minneapolis, Minnesota, and employs approximately 2,400 people worldwide. Graco common stock (ticker symbol: GGG) is listed on the New York Stock Exchange.



President and CEO

PAT MCHALE



With our Corporate Headquarters located on the banks of the beautiful Mississippi River, Graco is committed to environmentally sound facilities management. We strive to reduce energy consumption, use recycled materials and recycle by-products when possible. In addition, Graco engineers equipment to meet the requirements of the green movement, including wind and solar energy applications, green building construction, and reduction of VOCs in factories around the globe. Responsible stewardship in our own plants and creative solutions for others – It's the Graco way.

LETTER TO SHAREHOLDERS

In 2008 we continued to execute our long-term vision by broadening our geographic reach, product lines and end markets. Our business was adversely influenced by the global economic crisis, which affected performance industry-wide, particularly in the latter half of the year. While we are not satisfied with our 2008 performance, we continue to take actions and make prudent investments that will strengthen our business and competitive position for the long-term. Despite the current operating environment, we had a number of significant achievements in the last twelve months:

- Our product expansion strategy remained on track, as we launched 34 new products or platforms and invested $37 million in new product development, a 21 percent increase over 2007;
- We expanded our geographic presence and distribution coverage, adding 43 new sales and marketing people internationally and 1,300 new outlets around the world;
- We took advantage of opportunities to increase our presence in new and promising markets, including alternative energy, industrial lubrication, composites and sanitary pumping;
- Our strategic acquisition program produced positive results as we completed three acquisitions: GlasCraft®, LubeSci™ and Airlessco®, and the purchase of the Hero™ line of airless sprayers, all of which bolstered our market share; and
- Operational excellence remained a key priority as we implemented cost reduction programs in every factory and invested in new equipment, skill development, and lean initiatives.

Importantly, we also continued to build our leadership position in the key markets we serve by:

- Launching division-level business development initiatives in our Industrial segment;
- Securing significant new business in home center and professional paint stores; and
- Expanding our product offering in industrial lubrication.

While our successes were many in 2008, our business and the industry are clearly strained by the global economic recession. We believe this will persist throughout 2009 and continue to make conditions challenging. Our management team, with an average of 15 years of industry and company experience, has a solid track record of successfully managing through previous cycles. This expertise has driven us to both reduce operational expenses and take advantage of market share opportunities that often accompany difficult business conditions.



$900
800
700
600
500
400
300
200
100
0
$605.0
$731.7
$816.5
$841.3
$817.3
2004
2005
2006
2007
2008

NET SALES



$160
140
120
100
80
60
40
20
0
$108.7
$125.9
$149.8
$152.8
$120.9
2004
2005
2006
2007
2008

NET EARNINGS

In times such as these, we believe strong companies are afforded an excellent opportunity to enhance their market share. As a leader in the majority of our served markets, Graco's financial strength and flexibility will enable us to invest in new and existing growth initiatives at a time when others may not.

Our financial performance for 2008 reflects a solid first half of the year combined with challenging global market conditions in the second half. For 2008, we reported sales of $817 million, net earnings of $121 million, and diluted earnings per share of $1.99, and generated healthy cash flow from operations of $162 million for the year. We repurchased $115 million of Graco's common stock in 2008, and on December 5, 2008, our Board declared a 3 percent increase in our regular quarterly dividend, representing the 10th consecutive year of dividend increases. We believe this commitment to returning cash to our shareholders indicates our conviction regarding Graco's financial health and long-term prospects.

While we made great strides in 2008, we are realistic about what lies ahead for Graco in 2009. To that end, we have taken steps to reduce operating expenses through:

- Workforce reductions of approximately 6 percent, which will yield savings in 2009;
- Discretionary expense management; and
- Improvements in businesses acquired in 2008, including integration into our facilities of GlasCraft and LubeSci operations, and implementing cost reduction activities in the Airlessco business.

Longer term, we are confident in our ability to further extend our leadership position through the diversification of our business both geographically and through new markets. We believe the long-term business model and strategic plan we have in place, combined with our financial strength and flexibility, will enable us to execute against this plan. Our business model is proven and continues to be the foundation for driving long-term shareholder value. Graco's brand, which we have built and maintained by delivering innovative technologies and products to our end users, is strong and recognized globally. Additionally, the diversity across our end markets, business segments and geographies lessens Graco's risk profile by reducing dependence on any one customer or region. Our vast distributor network, representing approximately 30,000 outlets worldwide, will continue to be a key component to profitability. Lastly, our focus on operational excellence enables us to react quickly and precisely in difficult environments and will continue to position the Company for profitable long-term growth.

Our future growth is built on three main pillars: geographic expansion, the development of new products and end markets, and strategic acquisitions. We are continuing to strategically fund these initiatives despite the current economic situation, and we are confident that these investments will generate strong long-term returns. As a result, our shareholders will be rewarded for our steady-handed commitment to these investments when business conditions normalize.

We continue to see significant opportunities in growth markets including China, India, Southeast Asia, Eastern Europe, Africa and the Middle East, and expect that these developing markets will outperform developed markets in the future. Our efforts to expand into these markets have centered on aggressive investment in our sales and marketing infrastructure, as well as expanding our distributor network.

One of Graco's sustainable competitive advantages is our broad product offering. We are building upon this strength by increasing our investment in new product development. In 2009, we plan to launch 40 significant products or platforms and will begin to see the positive impact of our incremental spending in the latter half of this year. Our product development efforts include the launch of products into adjacent markets in spray foam, texture, pavement marking and sanitary pumping. We also expect to use our solid financial position to make strategic acquisitions that will leverage our core strengths in engineering, manufacturing and sales channel to target new areas of growth.

In summary, we will continue to monitor our costs, and course-correct as necessary to preserve our profitability and financial flexibility in these uncertain times. With our solid balance sheet and sufficient liquidity, we will continue to execute our long-term vision. Our strategic growth initiatives remain on track and we are investing in targeted areas that will position Graco to benefit as we emerge from this downturn. Our diversification across markets, products and geographies enhances our potential for profitable growth as the recovery begins.

I want to thank our employees, partners and shareholders for their continued support. We are well equipped to navigate effectively through the current environment and will take advantage of opportunities for Graco in 2009 and beyond. We remain steadfast in our mission to drive growth through prudent investment in new products, markets and geographies and will manage the business during this cycle with an appropriate balance between short- and long-term objectives.

Sincerely,

Patrick J. McHale
President and Chief Executive Officer



AT A GLANCE



Industrial Segment

The Industrial segment designs and markets equipment for the liquid finishing, process, sealants, adhesives, composites, protective coatings and foam markets. In 2008, this business segment generated 57 percent of Graco's total sales, or $463 million, up 4 percent over 2007 sales. The customers for our liquid finishing and process equipment are primarily manufacturers that transfer fluids such as paints and chemicals. Our pumps move fluids from drums and tanks through our proportioning equipment to our spray guns and dispensers. Customers using our protective coatings equipment apply materials used for protecting surfaces like bridges, water towers, tanks, pipes, rail cars and ships from the elements. Our foam equipment is used for wall insulation, roof insulation, band joist applications, in-plant OEM applications and reaction injection molding. The segment's sealant and adhesive equipment is used by manufacturers to bond, encapsulate and seal assembled parts.



Contractor Segment

The Contractor segment designs and markets sprayers used to apply paint, architectural coatings and texture materials, as well as sprayers for pressure cleaning. Distributors of our products sell to painting, roofing, texture, corrosion control and line striping contractors and trades people. Our equipment is highly regarded for its durability and ease of use, as well as its ability to deliver high-quality finishes at rapid production rates. In addition, the Contractor segment designs and markets a line of sprayers for the non-professional through the home center market. In 2008, the segment generated $267 million in sales, 32 percent of the Company's total sales, down 13 percent compared to the previous year.



Lubrication Segment

The Lubrication segment designs and markets products to lubricate and maintain vehicles and in-plant equipment. It supplies products and systems to oil change facilities, service garages, fleet service centers, automobile dealerships, mines and manufacturing companies. As a leader in the lubrication equipment industry for more than eight decades, Graco continues to expand its presence. This segment began to expand its served market with the acquisition of Lubriquip, Inc. in 2006, a company that supplies products to the industrial and mobile lubrication markets. Sales from the segment have grown steadily and, in 2008, the segment generated $88 million in sales, constituting 11 percent of the Company's total sales, down 3 percent compared to the previous year.



Left to right: David Ahlers, Chuck Rescorla, Jim Graner, Brian Zumbolo, Simon Paulis, Jeff Johnson, David Lowe, Karen Gallivan, Mark Sheahan, Dale Johnson

Products

Pumps and Sprayers

Air, electric, gas and hydraulic
–Transfer fluids to dispense and spray

Controls

Electronic and mechanical fluid control
– Manage flow, pressure and mix

Applicators

Automatic and manual dispense valves and spray guns
– Spray or dispense fluids

Accessories

Fittings, regulators, hoses
– Auxiliary components for complete product solutions

Segment Sales


LUBRICATION
11%
CONTRACTOR
33%
56%
INDUSTRIAL

Global Sales


ASIA PACIFIC
16%
EUROPE
28%
56%
AMERICAS

Key Markets Served

Industrial Equipment

- Aerospace
- Automotive/truck/bus assembly
- Automobile repair shops
- Process industries
- Farm and construction equipment
- General industrial assembly
- Medical and electrical
- Fabrication and molding
- Foam insulation contractors
- Industrial coating contractors
- Marine and rail
- Furniture
- Food

Contractor Equipment

- Painting and specialty contractors
- Ceiling and wall texture
- Remodeling
- Line striping

Lubrication Equipment

- Automotive dealerships
- Automotive/truck/bus assembly
- Fleet facilities
- Garages and service centers
- Machine tool
- Municipalities
- Natural gas transmission
- Mining
- Steel mills
- Industrial manufacturing
- Rubber
- Food and beverage
- Pulp and paper
- On-road and off-road mobile















Expanding in New Markets

INDUSTRIAL



Graco enables customers across industry lines to deploy products and practices that reduce material usage and make their operations more environmentally sound.

Fact: The number of solar-to-electrical installations grew 62 percent from 2006 to 2007, with annual growth of 30-45 percent expected in coming years.

Graco's international presence enables it to reach more customers and expand its leadership position. The increasing global demand for "green" technology has opened new avenues for Graco's environment-friendly products.

Embedded Inside Growth Markets

Graco's investments in technological research, design and world-class manufacturing keep the Company at the forefront in developing innovative new products. The Company's Industrial segment expects to benefit from growth markets within countries that are rapidly modernizing their economies and companies that manufacture the equipment and goods the 21st century world needs and demands.

Poised for the Economic Upturn

The Industrial segment made significant strides in 2008, strategically positioning Graco for brighter economic times ahead:

- Acquired GlasCraft, strengthening Graco's market position
- Added 15 new products

In February 2008, Graco purchased GlasCraft, securing a foothold in the composites market, and fully integrated the acquired business into our operations. The Company maintained its competitive positions in finishing and refinishing operations and improved revenues in the sanitary sector (food and medical) by serving some of the largest makers of chocolate, cereal, condiments and contact lenses.

The expanding wind and solar energy markets present significant opportunities for the Company to leverage its deep industrial equipment expertise. Graco technology is also used to seal automotive airbags, another example of a niche market that has generated growth for the Company. With the U.S. government preparing to invest in rebuilding the nation's infrastructure, Graco stands to benefit by applying its technological know-how and offering products that will contribute to the effort.

Helping Global Manufacturers Achieve Better Productivity

Today's economy places a premium on maximizing return on investment, and as a result, companies around the world are adopting world-class manufacturing standards. Their consumer customers expect higher quality products, made more efficiently and responsibly. More than ever before, Graco is building on its strong capacity and capabilities to develop and market products that help companies address those expectations while saving materials and labor.

New Products

- Merkur® Pumps – high performance fine finish packages designed to improve productivity, reduce costs, lower emissions and provide consistent, high quality finishes for demanding applications.
- ProMix® Finishing Proportioners – two-component electronic proportioning system offers precise and reliable electronic proportioning for a broad range of solventborne, waterborne and acid catalyzed material.
- Fusion® CS Coating Gun – plural-component spray gun with ClearShot™ technology, which automatically cleans material build-up in the mix chamber.

Investing for Our Future

- 32 percent increase in product development expenditures in 2008
- Expanding our served market, examples include:
  - Wind Power
  - Solar Energy
  - Auto Airbags


ProMix 2KS
Plural Component Proportioner






GRACO

Growing Globally

CONTRACTOR



Graco sprayers are now capable of applying eco-friendly "green" paints sold by home centers, and meet stringent international Restriction of Hazardous Substances (RoHS) standards. Improvements in Graco sprayer performance allow them to spray heavier materials that emit fewer volatile organic compounds (VOCs) into the air.

Fact: RoHS standards reduce the amount of lead, mercury and other materials being used and released into the environment and atmosphere globally.

The Contractor segment is expanding its global presence, delivering growth in developing economies within Asia, Eastern Europe, Russia, the Middle East and Africa.

Focus on Execution in a Difficult Environment

In spite of the extraordinary economic challenges during 2008, Graco's Contractor segment continued to gain market share from competitors in North America through a focus on growing its distributor network, new product development and broadening its customer base in key markets such as paint, texture and striping.

Covering New Territory with Expanded Distribution

The Contractor segment increased its number of distribution outlets through the addition of more than 200 new distributors in Europe and Asia, primarily in developing regions including Russia, the Czech Republic, Slovakia, Poland and the Middle East. During 2008, Graco expanded its presence in leading home centers, paint stores, hardware and rental centers, increasing the number of home center outlets to 2,200 stores.

A Solid Suite of New Products

Graco's strategic planning process has identified various niches in paint, texture and striping markets. Plans have been developed to provide innovative breakthrough products to these markets. In 2008, Graco:

- Designed a private label line of sprayers for 2,000 stores at a major paint retailer
- Added texture capabilities to a key European sprayer line
- Developed a gas-powered mobile spray unit for the Chinese market

Graco's Contractor segment also released several other private label product expansions to meet the needs of European and Asian companies. In addition, the 7900 HD gas mobile sprayer was developed and marketed specifically for the Chinese market, where demand from contractors doing large tract, commercial and new residential construction jobs is increasing.

In 2008, new product introductions accounted for $36 million in sales for the Contractor segment, which represented a modest yet notable achievement given the current economic environment. In addition to their contribution to sales, these new products drove gains in market share, increasing the potential for earnings leverage as economic conditions improve.

Leadership in an Evolving Segment

In North America, more than 90 percent of painters use power paint sprayer technology rather than manual brush and roller. In contrast, approximately 30 percent of painters use sprayers in Europe and only 1 percent use sprayers in Asia. Converting end-users to sprayer technology presents a growth opportunity for Graco. Education is fundamental to this evolution, and Graco is leading the charge with extensive demonstrations to distributors and end-users through in-store and other events worldwide. This conversion strategy has produced on average 200 percent annual growth rates for the past three years in India alone.

Investing for Our Future

Through continued investment in people, programs, products and end-user conversion, the Contractor segment is well positioned for future growth in the U.S. and worldwide.








SALTI

Innovating in a Mature Market

LUBRICATION



Graco's expertise and performance promotes safer, more efficient transport of natural gas, the "cleaner fuel"; smooth operation of giant wind mills; greater equipment failure prevention; and most notably, a reduction in the amount of grease and oil its customers use, lessening dependence on fossil fuels at home and abroad and saving dollars.

Fact: Industry consumes 11 billion gallons of fossil fuel lubricants every year.

As an innovator in a mature market, Graco demonstrated in 2008 how its Lubrication segment is poised to benefit from the growth opportunities that exist within the markets it serves.

Leadership Now and in the Future

Graco has long established itself as a leader in delivering innovative vehicle services lubrication technology and products to auto service centers, car dealerships and lube-change chains. The Company plans to drive new business and gain market share in industrial sectors, such as food and beverage processing and those that extract or harness natural resources.

Key Performance Highlights in 2008 include:

- Expansion of the industrial lubrication footprint with the acquisition of the LubeSci product line
- Launch of six new products with innovative, advanced technology
- Completed the integration of Lubriquip, a 2006 acquisition that launched the Company's expansion into the global industrial lubrication equipment market

Significant Growth Opportunity

The Company is set to become a major industrial lubrication player across the globe and plans double-digit annual growth in international sales. To increase our market share in the nearly billion-dollar industrial lubrication equipment market, we have faced two critical objectives. First, we have nearly completed the consolidation of our manufacturing operations into a primary dedicated factory. We expect our integration activities to be finalized in 2009. Second, we are building an advanced technology road map to distinguish Graco from the rest of the playing field. Superior engineering and production capabilities across our segments create opportunities for the development of new technologies to drive future revenues and global market share.

New Markets, New Business

A key aspect of the Company's long-term vision is expansion into new markets. Despite the difficult economic environment, the Company sees significant opportunities in the mining, wind-energy, mobile on-road, and food and beverage industries. Most notably, we intend to build our worldwide presence in areas such as mining of coal and precious metals, on-vehicle lubrication, farm and construction equipment, food processing, and beverage bottling.

Investing for Our Future

Graco has built upon its existing infrastructure by adding more than 20 engineers in the Lubrication segment over the past three years, including those at our Suzhou, China, facility for in-region product design and development. The Company has also added sales and marketing staff across the globe dedicated solely to Graco's Lubrication equipment business.






933



Board of Directors

Lee R. Mitau
Chairman of the Board,
Graco Inc.
Executive Vice President
and General Counsel,
U. S. Bancorp

William J. Carroll
Chief Executive Officer,
Hybra-Drive Systems, LLC

Jack W. Eugster
Retired Chairman and
Chief Executive Officer,
Musicland Stores Inc.

J. Kevin Gilligan
Chief Executive Officer,
Capella Education Company

Patrick J. McHale
President and
Chief Executive Officer,
Graco Inc.

Marti Morfitt
President and
Chief Executive Officer,
River Rock Partners, Inc.

Mark H. Rauenhorst
Chairman and
Chief Executive Officer,
Opus Corporation

William G. Van Dyke
Retired Chairman,
Donaldson Company, Inc.

R. William Van Sant
Operating Partner,
Stone Arch Capital

Management

Patrick J. McHale
President and
Chief Executive Officer

David M. Ahlers
Vice President,
Human Resources

Karen Park Gallivan
Vice President, General
Counsel and Secretary

James A. Graner
Chief Financial Officer
and Treasurer

Dale D. Johnson
Vice President and
General Manager,
Contractor Equipment Division

Jeffrey P. Johnson
Vice President and
General Manager,
Asia Pacific

David M. Lowe
Vice President and
General Manager,
Industrial Products Division

Simon J. W. Paulis
Vice President and
General Manager,
Europe

Charles L. Rescorla
Vice President,
Manufacturing and
Distribution Operations

Mark W. Sheahan
Vice President and
General Manager,
Applied Fluid Technologies Division

Brian J. Zumbolo
Vice President and
General Manager,
Lubrication Equipment Division

Directory

Americas

Minnesota
Corporate Headquarters
Graco Inc.
Russell J. Gray Technical Center
88 – 11th Avenue Northeast
Minneapolis, Minnesota 55413
USA
(612) 623-6000

Mailing Address
Graco Inc.
Post Office Box 1441
Minneapolis, Minnesota 55440-1441
USA

Riverside Office Complex
65 – 11th Avenue Northeast
Minneapolis, Minnesota 55413
USA

George Aristides Riverside Center
1112 – 1150 Sibley Street Northeast
Minneapolis, Minnesota 55413
USA

David A. Koch Center
20500 David Koch Avenue
Rogers, Minnesota 55374
USA

Anoka
1201 Lund Boulevard
Anoka, Minnesota 55303
USA

South Dakota
3501 North 4th Avenue
Sioux Falls, South Dakota 57104
USA

Ohio
Graco Ohio Inc.
8400 Port Jackson Avenue NW
North Canton, Ohio 44720
USA

California
Graco California Inc..
5397 Commerce Ave
Moorpark CA. 93021
USA

Europe

Belgium
European Headquarters
Graco N.V.
Industrieterrein – Oude Bunders
Slakweidestraat 31
3630 Maasmechelen
BELGIUM

Asia Pacific

Australia
Graco Australia Pty Ltd
Suite 17, 2 Enterprise Drive
Bundoora Victoria 3083
AUSTRALIA

China
Asia Pacific Headquarters
Room 118 1st Floor
No. 2 Xin Yuan Building
No. 509 Cao Bao Road
Shanghai 200233
THE PEOPLE'S REPUBLIC OF CHINA

Graco Fluid Equipment (Shanghai) Co., Ltd.
Building 14#, 2nd Floor, Section B
No. 11, Xi Ya Road, Waigaoqiao
Free Trade Zone
Pudong New Area
Shanghai
THE PEOPLE'S REPUBLIC OF CHINA

Graco Fluid Equipment (Suzhou) Co., Ltd
36 Qiming Road, EPZ B
288 Shengpu Road, SIP
Suzhou 215021
THE PEOPLE'S REPUBLIC OF CHINA

Hong Kong
Graco Hong Kong Limited
Flat B, 14th Floor
Hang Seng Causeway Bay Building
28-34 Yee Wo Street, Causeway Bay
Hong Kong Special Admin. Region
THE PEOPLE'S REPUBLIC OF CHINA

India
Graco Hong Kong Ltd. India Liaison Office
Room 103, Level 4, Augusta Point
Golf Course Road
Gurgaon, Haryana 122001
INDIA

Japan
Graco K.K.
1-27-12 Hayabuchi
Tsuzuki-ku,Yokohama 224
JAPAN

Korea
Graco Korea Inc.
4th Floor, Choheung Bank Building,
1599, Gwanyang-Dong, Dongan-Ku
Anyang-City, Kyoungki-Province, 431-060
KOREA

Annual Meeting

Shareholders are cordially invited to attend the Annual Meeting, which will be held at 1:00 p.m., April 24, 2009, at Graco:

George Aristides Riverside Center
1150 Sibley Street Northeast
Minneapolis, Minnesota 55413
USA

Corporate Inquiries

Investors may obtain the Graco Inc. annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports by visiting the Graco website at www.graco.com. Requests for financial publications can also be addressed to:

Graco Inc.
Attention: Investor Relations
P.O. Box 1441
Minneapolis, Minnesota 55440-1441
USA

Or call: (612) 623-6609

Graco is an equal opportunity employer. Graco's EEO policy is on the Company's website at www.graco.com.

Graco Inc. & Subsidiaries

10 Year Financial Summary

(In thousands, except per share amounts and other statistics)	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Operations:										
Net Sales	$817,270	$841,339	$816,468	$731,702	$605,032	$535,098	$487,048	$472,819	$494,373	$450,474
Gross Profit	432,177	447,426	433,957	379,350	328,410	282,802	250,158	234,762	250,852	231,135
Percent of Sales	*52.9%*	*53.2%*	*53.2%*	*51.8%*	*54.3%*	*52.9%*	*51.4%*	*49.7%*	*50.7%*	*51.3%*
Operating Earnings	187,365	232,480	225,999	191,070	161,531	128,833	112,846	100,182	111,242	93,191
Percent of Sales	*22.9%*	*27.6%*	*27.7%*	*26.1%*	*26.7%*	*24.1%*	*23.2%*	*21.2%*	*22.5%*	*20.7%*
Net Earnings	120,879	152,836	149,766	125,854	108,681	86,713	75,625	65,266	70,108	59,341
Percent of Sales	*14.8%*	*18.2%*	*18.3%*	*17.2%*	*18.0%*	*16.2%*	*15.5%*	*13.8%*	*14.2%*	*13.2%*
Financial Position:										
Current Assets	$260,595	$248,832	$238,983	$213,898	$227,226	$256,106	$240,524	$155,497	$143,742	$137,989
Current Liabilities	121,160	125,877	128,929	111,581	96,773	187,947	80,214	73,253	81,841	78,263
Working Capital	139,435	122,955	110,054	102,317	130,453	68,159	160,310	82,244	61,901	59,726
Property, Plant & Equipment, Net	149,754	140,594	124,524	106,498	94,510	94,317	94,953	98,944	83,989	86,493
Total Assets	579,850	536,724	511,603	445,630	371,714	397,390	355,850	276,113	238,544	236,033
Long-term Debt (including current portion)	180,000	107,060	-	-	-		-	550	19,360	66,910
Shareholders' Equity	167,634	244,674	331,004	287,684	230,837	169,810	245,406	173,740	110,855	62,940
Capital (long-term debt plus shareholders' equity)	347,634	351,734	331,004	287,684	230,837	169,810	245,406	174,290	130,215	129,850
Cash Provided (Used) By:										
Operations	$162,478	$177,097	$155,629	$153,224	$122,908	$109,807	$95,673	$89,181	$82,209	$76,148
Investing, excluding marketable securities	(85,346)	(38,157)	(64,402)	(131,472)	(19,164)	(28,772)	(11,958)	(45,885)	(9,678)	(17,833)
Financing	(71,353)	(138,293)	(102,541)	(65,123)	(153,833)	(69,843)	(5,660)	(28,641)	(68,558)	(56,255)
Other Data:										
Depreciation and Amortization	$35,495	$28,665	$26,046	$23,496	$17,808	$18,747	$18,080	$18,494	$15,452	$14,701
Property, Plant and Equipment Additions	29,102	36,869	33,652	19,904	16,893	15,515	12,253	30,203	14,523	9,140
Per Common Share: (1)										
Basic Net Earnings	$2.01	$2.35	$2.21	$1.83	$1.57	$1.25	$1.06	$0.94	$1.03	$0.87
Diluted Net Earnings	1.99	2.32	2.17	1.80	1.55	1.23	1.05	0.92	1.01	0.84
Dividends Paid	0.74	0.66	0.58	0.52	1.87 (2)	0.22	0.19	0.18	0.17	0.13
Shareholders' Equity	2.82	3.95	4.95	4.21	3.35	2.46	3.44	2.48	1.62	0.91
Other Statistics:										
Sales Growth	-2.9%	3.0%	11.6%	20.9%	13.1%	9.9%	3.0%	-4.4%	9.7%	2.2%
Return on Average Shareholders' Equity	58.6%	53.1%	48.4%	48.5%	54.3%	41.8%	36.1%	45.9%	80.7%	164.3%
Return on Average Capital	34.6%	44.8%	48.4%	48.5%	54.3%	41.8%	36.0%	42.9%	53.9%	46.6%
Long-term Debt/Capital	51.8%	30.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%	14.9%	51.5%
Current Ratio	2.2	2.0	1.9	1.9	2.3	1.4	3.0	2.1	1.8	1.8

(1) All per share data has been restated for the three-for-two stock splits.
(2) Includes the special one-time dividend of $1.50 per share declared December 12, 2003.

GRACO

www.graco.com

GRACO

Investing For Our Future

Proxy Statement for
2009 Annual Meeting

GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, MN 55413

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

Please join us on Friday, April 24, 2009, at 1:00 p.m. Central Time for Graco Inc.'s Annual Meeting of Shareholders at the George Aristides Riverside Center, which is located at 1150 Sibley Street N.E., Minneapolis, Minnesota.

At this meeting, shareholders will consider the following matters:

1. Election of three directors to serve for three-year terms.

2. Ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year 2009.

3. Transaction of such other business as may properly come before the meeting.

Shareholders of record at the close of business on February 23, 2009 are entitled to vote at this meeting or any adjournment.

We encourage you to join us and participate in the meeting. If you are unable to do so, you have the option to vote in one of three ways:

1. Request a paper proxy card to complete and return;

2. Call the toll-free telephone number shown on your proxy card; or

3. To vote via the Internet, visit the website shown on your Notice Regarding the Availability of Proxy Materials and on your proxy card.

Have your Notice Regarding the Availability of Proxy Materials or your proxy card in front of you when voting by telephone or the Internet; they contain important information that is required to access the system. If you do not vote by telephone, Internet, returning a proxy card or voting your shares in person at the meeting, you will lose your right to vote on matters that are important to you as a shareholder. Accordingly, please vote your shares in one of the three ways outlined above. This will not prevent you from voting in person if you decide to attend the meeting.

Sincerely,

Patrick J. McHale
President and Chief
Executive Officer

Karen Park Gallivan
Secretary

March 9, 2009
Minneapolis, Minnesota

TABLE OF CONTENTS

YOUR VOTE IS IMPORTANT

We urge you to visit **www.proxyvote.com** and vote your shares. Have your Notice Regarding the Availability of Proxy Materials in front of you when you access the website, as it contains important information, including a unique shareholder control number, that is required to access the system. If you do not wish to take advantage of Internet voting, please request a paper proxy card according to the instructions on your Notice Regarding the Availability of Proxy Materials. You may mark, date and sign the proxy card, and return it as soon as possible in the envelope that will be provided, or you may vote by calling the toll-free phone number, 1-800-690-6903, listed on your proxy card. If you attend the meeting, you may still revoke your proxy and vote in person if you wish. Visit **www.proxyvote.com** to access the proxy materials, the 2008 Annual Report and the Annual Report on Form 10-K.

GENERAL REQUESTS FOR 2008 GRACO INC. ANNUAL REPORT ON FORM 10-K

The 2008 Graco Inc. Annual Report on Form 10-K, including the Financial Statements and the Financial Statement Schedule, is available to the public at www.graco.com. A copy may also be obtained free of charge by calling (612) 623-6609 or writing:

Investor Relations
Graco Inc.
P.O. Box 1441
Minneapolis, Minnesota
55440-1441

GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, MN 55413

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 24, 2009

Your proxy is solicited by the Board of Directors of Graco Inc. in connection with our Annual Meeting of Shareholders to be held on April 24, 2009 and any adjournments of that meeting (the "Meeting").

We have provided you with access to our proxy materials on the Internet. We are providing a Notice Regarding the Availability of Proxy Materials (the "Notice") to our shareholders of record and our beneficial owners. All shareholders will have the ability to access the proxy materials free of charge on the website identified in the Notice or request email or paper copies of the proxy materials. The Notice contains instructions on how to access the proxy materials through the Internet or request electronic or paper copies. If your shares are held by a broker, bank, broker-dealer or similar organization, you are the beneficial owner of shares held in "street name" and the notice will be forwarded to you by that organization. As the beneficial owner, you have the right to direct the organization holding your shares how to vote the shares.

The costs of the solicitation, including the cost of preparing and mailing the Notice, Notice of Annual Meeting of Shareholders, and this Proxy Statement, will be paid by us. Solicitation will be primarily through Internet availability of this Proxy Statement to all shareholders entitled to vote at the Meeting. Proxies may be solicited by our officers personally, but at no compensation in addition to their regular compensation as officers. We may reimburse brokers, banks and others holding shares in their names for third parties, for the cost of forwarding proxy material to, and obtaining proxies from, third parties. The Notice will be mailed to shareholders on or about March 11, 2009, and the proxy materials will be available at that time on www.proxyvote.com.

Proxies may be revoked at any time prior to being voted by giving written notice of revocation to our Secretary. All properly executed proxies received by management will be voted in the manner set forth in this Proxy Statement or as otherwise specified by the shareholder giving the proxy.

Shares voted as abstentions on any matter (or a "withhold vote for" as to directors) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the Meeting, and as unvoted (although present and entitled to vote) for purposes of determining the approval of each matter as to which the shareholder has abstained. If a broker submits a proxy which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, those shares will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the Meeting, but will not be considered as present and entitled to vote with respect to such matters.

Except for the election of directors, which are elected by a plurality of the votes cast, each matter requires the approval of the greater of a majority of the shares present at the Meeting and entitled to vote or a majority of the voting power of the minimum number of shares necessary to constitute a quorum.

Only shareholders of record as of the close of business on February 23, 2009 may vote at the Meeting or at any adjournment. As of that date, there were issued and outstanding 59,558,400 common shares of our Company, the only class of securities entitled to vote at the Meeting. Each share registered to a shareholder of record is entitled to one vote. Cumulative voting is not permitted.

PROPOSAL 1

ELECTION OF DIRECTORS

NOMINEES AND OTHER DIRECTORS

The number of directors of our Company is set at a maximum of nine; there are currently nine directors. The directors are divided into three classes, each class being as equal in number as reasonably possible. Vacancies may be filled by a majority vote of the directors then in office, though less than a quorum, and directors so chosen are subject to election by the shareholders at the next annual meeting of shareholders. Directors elected at an annual meeting of shareholders to succeed directors whose terms expire are elected for three-year terms. Our Board policy states a director shall retire from the Board effective as of the date of the annual shareholder meeting next following his or her 72nd birthday, unless our Board waives this requirement. At the Meeting, three persons will be nominated for election to our Board of Directors.

Upon recommendation of the Governance Committee, which acts as the nominating committee of the Board, the Board has nominated William J. Carroll, Jack W. Eugster and R. William Van Sant, for three-year terms expiring in the year 2012. Messrs. Carroll, Eugster and Van Sant, whose current terms expire at the Meeting, have previously been elected by the shareholders as directors of our Company.

Unless otherwise instructed not to vote for the election of directors, proxies will be voted to elect the nominees. A director nominee must receive the vote of a plurality of the voting power of shares present at the Meeting in order to be elected. Unless the Board reduces the number of directors, your proxy will be voted to elect the replacement nominee designated by the Board in the event that a nominee is unable or unwilling to serve.

The following information is given as of February 23, 2009, with respect to the three nominees for election and the other six directors whose terms of office will continue after the Meeting. Except as noted below, each of the nominees and directors has held the same position, or another executive position with the same employer, for the past five years.

Nominees for election at this Meeting to terms expiring in 2012:

William J. Carroll

Mr. Carroll, 64, has been appointed Chief Executive Officer of Hybra-Drive Systems, LLC, a power train designer and manufacturer, effective March 1, 2009. From May 2006 until March 2009, he was a principal of Highland Jebco LLC, which provides advisory and consulting services to the automotive parts industry. He was the Director of Economic and Community Development for the city of Toledo, Ohio, a position he held from September 2004 until January 2006. From September 2003 to March 2004, Mr. Carroll was the President and Chief Operating Officer of Dana Corporation. Dana Corporation engineers, manufactures and distributes components and systems for vehicular and industrial manufacturers worldwide. From 1997 to March 2004, Mr. Carroll was the President – Automotive Systems Group of Dana Corporation. Mr. Carroll has been a director of Graco since June 1999.

Jack W. Eugster

Mr. Eugster, 63, was the Chairman, President and Chief Executive Officer of Musicland Stores, Inc., a retail music and home video company, from 1980 until his retirement in January 2001. Mr. Eugster has been a director of Graco since February 2004, and is also a director of Donaldson Company, Inc. and Black Hills Corporation.

R. William Van Sant

Mr. Van Sant, 70, is an operating partner of Stone Arch Capital, LLC, a private equity firm. He assumed this position in January 2008. From August 2006 through December 2007, he was the President and Chief Executive Officer of Paladin Brands Holding, Inc., a Dover Corporation company, which manufactures attachments for construction equipment. From 2003 until August 2006, Mr. Van Sant was Chairman of Paladin Brands, LLC, and from 2003 until November 2005, Mr. Van Sant was Chairman and Chief Executive Officer of Paladin. He was an Operating Partner with Norwest Equity Partners, a private equity firm, from 2001 through 2006. Mr. Van Sant has been a director of Graco since February 2004 and is also a director of H.B. Fuller Company.

Directors whose terms continue until 2010:

J. Kevin Gilligan

Mr. Gilligan, 54, has been appointed Chief Executive Officer of Capella Education Company, an on-line education provider. He is expected to assume responsibilities for this position by March 5, 2009. Mr. Gilligan was the President and Chief Executive Officer of United Subcontractors, Inc., a national construction services company, from October 2004 until February 2009. He was President and Chief Executive Officer, Automation and Control Solutions, Honeywell International, Inc., a diversified technology and manufacturing company, from 2001 until January 2004. Mr. Gilligan has been a director of Graco since February 2001.

Mark H. Rauenhorst

Mr. Rauenhorst, 56, is the Chairman and Chief Executive Officer of Opus Corporation, which is engaged in design, construction and real estate development activities. He assumed this position in June 2007. He served as President and Chief Executive Officer of Opus Corporation from and after 1999 and 2000, respectively. Beginning in 1996, he was President and Chief Executive Officer of Opus Northwest LLC. Mr. Rauenhorst has been a director of Graco since September 2000 and is also a director of Opus Corporation.

William G. Van Dyke

Mr. Van Dyke, 63, was Chairman of the Board of Donaldson Company, Inc., a diversified manufacturer of air and liquid filtration products, from August 2004 until his retirement in August 2005. He was Chief Executive Officer and President of Donaldson Company, Inc. from 1996 to August 2004. Mr. Van Dyke has been a director of Graco since May 1995 and is also a director of Polaris Industries, Inc. and Alliant Techsystems Inc.

Directors whose terms continue until 2011:

Patrick J. McHale

Mr. McHale, 47, is President and Chief Executive Officer of Graco Inc., a position he has held since June 2007. He served as Vice President and General Manager, Lubrication Equipment Division of Graco from June 2003 until June 2007. He was Vice President of Manufacturing and Distribution Operations from April 2001 until June 2003. He served as Vice President, Contractor Equipment Division from February 2000 to March 2001. Prior to becoming Vice President, Lubrication Equipment Division in September 1999, he held various manufacturing management positions in Minneapolis, Minnesota; Plymouth, Michigan; and Sioux Falls, South Dakota. Mr. McHale joined the company in December 1989.

Lee R. Mitau

Mr. Mitau, 60, is the Executive Vice President and General Counsel of U.S. Bancorp, a regional bank holding company. He assumed this position in 1995. Mr. Mitau has been a director of Graco since May 1990. He served as Chairman of the Board of the Company from May 2002 until April 2006 and has been serving as the Chairman of the Board of the Company since June 2007. He also serves as Chairman of the Board of H.B. Fuller Company.

Marti Morfitt

Ms. Morfitt, 51, is a principal of River Rock Partners, Inc., a business and cultural transformation consulting firm. She assumed this position in 2008. Ms. Morfitt is the former President and Chief Executive Officer of CNS, Inc., a manufacturer and marketer of consumer products, including the Breathe Right® nasal strip. She held this position from 2001 through March 2007. Ms. Morfitt left her position at CNS, Inc. effective March 2007 as a result of the acquisition of CNS, Inc. by GlaxoSmithKline plc in December 2006. Ms. Morfitt has been a director of Graco since October 1995 and is also a director of Thermage Inc., Life Time Fitness, Inc. and lululemon athletica inc.

The Board of Directors, upon recommendation of the Governance Committee, recommends that shareholders vote FOR all nominees for election at the Meeting to terms expiring in 2012.

DIRECTOR INDEPENDENCE

Our Board of Directors has determined that Mr. Carroll, Mr. Eugster, Mr. Gilligan, Mr. Mitau, Ms. Morfitt, Mr. Rauenhorst, Mr. Van Dyke and Mr. Van Sant are independent directors. The independent directors constitute a majority of the Board, and the only director who is not independent is Mr. McHale, the Company's President and Chief Executive Officer. In making its determination regarding the independence of the directors, our Board noted that each independent director meets the standards for independence set out in Section 303A.02 of the New York Stock Exchange corporate governance rules, and that there is no material business relationship between our Company and any independent director, including any business entity with which any independent director is affiliated.

In making its determination, our Board reviewed information provided by each of the directors and information gathered by our management, and determined that none of the directors, other than Mr. Mitau, have any relationship with the Company other than as a director and/or shareholder. Some of our nonemployee directors are or were during the previous three fiscal years a non-management director of another company that did business with us during these years, and/or a non-executive director of one or more charitable organizations to which our Company's charitable foundation made a contribution during those years. The Board specifically considered that Mr. Mitau serves as Executive Vice President and General Counsel of U.S. Bancorp, to which our Company paid approximately $2,300,000 in 2008 for interest expense, trust services, revolver and credit line services and banking services including but not limited to fees for cash management and credit card processing. The Board determined that neither the nature of the relationship between U.S. Bancorp, on the one hand, and our Company, on the other hand, nor the amount of payments, was material to either of the entities. Moreover, our Board concluded that Mr. Mitau does not have a material interest in the foregoing transactions because he was not directly involved in the transactions, he does not derive any special benefit related to the transactions, and the transactions with U.S. Bancorp were the result of a competitive bidding process and arm's-length negotiations.

MEETINGS OF THE BOARD OF DIRECTORS

During 2008, our Board of Directors met six times. Attendance of our directors at all Board and Committee meetings averaged 94.2 percent. During 2008, every director attended at least 75 percent of the aggregate number of meetings of the Board and all committees of the Board on which he or she served. Our Corporate Governance Guidelines require that each director make all reasonable efforts to attend the Company's Annual Meeting of Shareholders. In 2008, all of the directors attended the Annual Meeting of Shareholders. Each regularly scheduled meeting of the Board includes an executive session of only non-management directors. Mr. Mitau, Chairman of the Board, presides at the executive sessions.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has an Audit Committee, a Governance Committee, and a Management Organization and Compensation Committee. Membership as of February 23, 2009, the record date, was as follows:

Audit	Governance	Management Organization and Compensation
R. William Van Sant, Chair	Lee R. Mitau, Chair	Jack W. Eugster, Chair
William J. Carroll	William J. Carroll	J. Kevin Gilligan
Jack W. Eugster	Marti Morfitt	Lee R. Mitau
J. Kevin Gilligan	William G. Van Dyke	Marti Morfitt
Mark H. Rauenhorst	R. William Van Sant	Mark H. Rauenhorst
William G. Van Dyke		

Audit Committee (8 meetings in fiscal 2008)

The Audit Committee is composed entirely of directors who meet the independence requirements of Rule 10A-3(b) under the Securities Exchange Act of 1934. All of the Audit Committee members are, in the judgment of the Board, financially literate. Our Board has determined that Mr. Carroll, Mr. Van Dyke and Mr. Van Sant are audit committee financial experts.

The Audit Committee assists the Board in its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualification and independence of the independent auditor, and the performance of the internal audit function and independent auditors.

The responsibilities of the Audit Committee are set forth in a written charter. The Audit Committee has reviewed and reassessed the adequacy of its charter and concluded that the charter satisfactorily states the responsibilities of the Audit Committee. The Audit Committee Charter was most recently approved by the Board on February 13, 2009.

Governance Committee (3 meetings in fiscal 2008)

The Governance Committee has the following functions:

- Sets criteria for the selection of prospective Board members, identifies and recruits suitable candidates, and presents director nominees to the Board;

- Periodically evaluates our Company's shareholder value protections, board structure, and business continuity provisions, and recommends any changes to the Board; and

- Recommends to the Board requirements for Board membership, including minimum qualifications and retirement policies; the appropriate number of directors; the compensation, benefits and retirement programs for directors; the committee structure, charters, chairs and membership; the number and schedule of Board meetings; a set of Corporate Governance Guidelines; and the appropriate person(s) to hold the positions of Chair of the Board and Chief Executive Officer.

The responsibilities of the Governance Committee are fully set forth in its written charter, which was most recently approved by the Board on February 17, 2006.

Management Organization and Compensation Committee (4 meetings in fiscal 2008)

The Management Organization and Compensation Committee has the following functions:

- Develops our Company's philosophy and structure for executive compensation;

- Determines the compensation of the Chief Executive Officer and approves the compensation of the executive officers;

- Reviews and discusses with management, and recommends to the Board the inclusion of, the Compensation Discussion and Analysis in our Company's annual proxy statement;

- Reviews the performance of the Chief Executive Officer based on individual goals and objectives, and communicates to the CEO its assessment of the CEO's performance on an annual basis;

- Administers our Company's stock option and other stock-based compensation plans; and

- Reviews and makes recommendations on executive management organization and succession plans.

The responsibilities of the Management Organization and Compensation Committee are fully set forth in its written charter, which was most recently approved by the Board on February 16, 2007.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Board who served on the Management Organization and Compensation Committee during 2008 has ever been an officer or employee of our Company or any of its subsidiaries.

DIRECTOR QUALIFICATIONS AND SELECTION PROCESS

Qualification Standards

Graco will only consider as candidates for director individuals who possess a high level of ethics, integrity and values, and who are committed to representing the long-term interests of our shareholders. Such candidates must be able to make a significant contribution to the governance of our Company by virtue of their business and financial expertise, educational and professional background, and current or recent experience as a chief executive officer or other senior leader of a public company or other major organization. The business discipline that may be sought at any given time will vary depending on the needs and strategic direction of our Company, and the disciplines represented by incumbent directors. In evaluating candidates for nomination as a director of Graco, the Governance Committee will also consider other criteria, including geographical representation, independence, practical wisdom, mature judgment and the ability of the candidate to represent the interests of all shareholders and not those of a special interest group. One or more of our directors is required to possess the education or experience required to qualify as an audit committee financial expert as defined in the applicable rules of the Securities and Exchange Commission.

Once elected, all directors are subject to the standards set forth in our Corporate Governance Guidelines which include, among others, the requirement to resign from the Board effective as of the date of the annual shareholder meeting next following the director's 72nd birthday, unless the Board waives such requirement, and the requirement to tender the director's resignation if his or her employment status significantly changes.

Nominee Selection Process

The selection process for director candidates reflects guidelines established from time to time by the Governance Committee. A shareholder seeking to recommend a prospective candidate for the Governance Committee's consideration should submit such recommendation in writing and addressed to the Governance Committee in care of the Secretary of the Company at our Company's corporate headquarters. Our by-laws provide that timely notice must be received by the Secretary not less than 90 days prior to the anniversary of the date of our Annual Meeting of Shareholders. The nominations must set forth (i) the name, age, business and residential addresses and principal occupation or employment of each nominee proposed in such notice; (ii) the name and address of the shareholder giving the notice, as it appears in our Company's stock register; (iii) the number of shares of capital stock of our Company which are beneficially owned by each such nominee and by such shareholder; and (iv) such other information concerning each such nominee as would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominee. Such notice must also include a signed consent of each such nominee to serve as a director of our Company, if elected. Shareholder nominees will be evaluated in the same manner as nominees from other sources.

COMMUNICATIONS WITH THE BOARD

Our Board of Directors welcomes the submission of any comments or concerns from shareholders or other interested parties. These communications will be delivered directly to the Vice President, General Counsel and Secretary. If a communication does not relate in any way to Board matters, he or she will deal with the communication as appropriate. If the communication does relate to any matter of relevance to our Board, he or she will relay the message to the Chairman of the Governance Committee, who will determine whether to relay the communication to the entire Board or to the non-management directors. The Vice President, General Counsel and Secretary will keep a log of all communications addressed to the Board that her or she receives. If you wish to submit any comments or express any concerns to our Board, you may use one of the following methods:

- Write to the Board at the following address:
  Board of Directors
  Graco Inc.
  c/o Karen Park Gallivan, Vice President, General Counsel and Secretary
  P.O. Box 1441
  Minneapolis, Minnesota 55440-1441

- Email the Board at boardofdirectors@graco.com

CORPORATE GOVERNANCE DOCUMENTS

The charters of the Audit, Governance, and Management Organization and Compensation Committees, as well as our Company's Corporate Governance Guidelines and Code of Ethics and Business Conduct, are available on the Company's website at www.graco.com and may be found by selecting the "Investor Relations" tab and then clicking on "Corporate Governance". Any shareholder may obtain paper copies of these documents by submitting a written request to: Graco Inc., P.O. Box 1441, Minneapolis, Minnesota 55440-1441, Attention: Corporate Secretary, or by sending an email to boardofdirectors@graco.com.

AUDIT COMMITTEE REPORT

Report of the Audit Committee

The Audit Committee has reviewed and discussed the audited financial statements of our Company for the fiscal year ended December 26, 2008 ("the financial statements") with both the Company's management and its independent registered public accounting firm, Deloitte & Touche LLP ("Deloitte"). The Audit Committee has discussed with Deloitte the matters required by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board. Our management has represented to the Audit Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee has received from Deloitte the written disclosure and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Deloitte their independence. The Audit Committee has also received written material addressing Deloitte's internal quality control procedures and other matters, as required by the New York Stock Exchange listing standards. The Audit Committee has considered the effect of non-audit fees on the independence of Deloitte and has concluded that such non-audit services are compatible with the independence of Deloitte.

Based on these reviews and discussions, the Audit Committee recommended to our Board of Directors that the financial statements for the fiscal year ended December 26, 2008, be included in the Company's 2008 Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

The Members of the Audit Committee
Mr. R. William Van Sant, Chair
Mr. William J. Carroll
Mr. Jack W. Eugster
Mr. J. Kevin Gilligan
Mr. Mark H. Rauenhorst
Mr. William G. Van Dyke

Independent Registered Public Accounting Firm Fees and Services

The following table sets forth the aggregate audit fees incurred by Graco Inc. and its subsidiaries from our Company's independent registered public accounting firm, Deloitte & Touche, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively "Deloitte"), and the fees paid to Deloitte for services in the other fee categories during the fiscal years ended December 26, 2008 and December 28, 2007. The Audit Committee has considered the scope and fee arrangements for all services provided by Deloitte to our Company, taking into account whether the provision of non-audit services is compatible with maintaining Deloitte's independence. The Audit Committee pre-approved 100 percent of the services described below.

	Fiscal Year Ended 12/26/08	Fiscal Year Ended 12/28/07
Audit Fees(1)	$790,000	$792,000
Audit-Related Fees	—	—
Tax Fees(2)	44,000	47,000
Total	$834,000	$839,000

(1) Includes fees for the review of purchase accounting of $15,000 in 2008. Also includes fees of $5,000 for a consent in 2007.

(2) Includes fees for tax compliance services of $21,000 and $34,000, and tax advice of $23,000 and $13,000, in 2008 and 2007, respectively.

Pre-Approval Policies

The Audit Committee's policy on approval of services performed by the independent registered public accounting firm is to pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm during the fiscal year. The Audit Committee reviews each non-audit service to be provided and assesses the impact of the service on the firm's independence.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Compensation Philosophy

The Management Organization and Compensation Committee (for purposes of this Executive Compensation section, the "Committee") is responsible for establishing our executive compensation philosophy. The Committee believes that our total compensation program should:

- Globally source, attract and retain highly qualified executives;
- Motivate executives to improve our financial position and increase shareholder value;
- Provide total compensation that is competitive with other manufacturing companies of comparable sales volume and financial performance, and that may adjust above or below the market median as a result of our financial performance;
- Align pay to balance the achievement of our short- and long-term objectives;
- Maintain a strong link between pay and performance by placing a substantial portion of the total pay at risk;
- Promote collaboration and teamwork across our organization; and
- Provide a total compensation package that includes both fixed and variable, cash and non-cash, and short-term and long-term components.

The Committee applies these philosophies in selecting compensation elements. Additionally, the Committee reviews competitive market and/or trend data, peer company performance and market data, internal equity among executive officers, individual and company performance, cost, and named executive officer tally sheets (as described below) when determining levels of compensation.

Executive Officer Compensation Processes

The Committee uses the following resources, processes and procedures to help it effectively perform its responsibilities:

- Executive sessions without management present to discuss various compensation matters, including the

compensation of our President and Chief Executive Officer ("CEO");
- An independent executive compensation consultant who advises the Committee from time to time on compensation matters;
- An annual review of all executive compensation and, when appropriate, benefit programs for competitiveness, reasonableness and cost-effectiveness;
- Program design and competitive market data for each component of total compensation using an industry peer group and a larger group of similarly sized manufacturing companies; and
- An annual review of each named executive officer's tally sheet before setting the annual compensation program for the next performance year.

Executive Compensation Consultant

The Committee has the authority under its charter to engage the services of outside consultants, to determine the scope of the consultants' services, and to terminate such consultants' engagement. In 2008, the Committee continued its engagement of Hewitt Associates ("Hewitt") as its independent outside executive compensation consultant to advise the Committee on certain matters related to executive compensation including:

- A competitive compensation review of the CEO and other executive officer positions; and
- Executive compensation trend data.

Hewitt periodically conducts a manufacturing peer group financial performance review and a named executive officer compensation market analysis of our twenty peer companies. This peer analysis was last completed in 2006 and was used by the Committee when determining 2007 compensation for the CEO and other executive officers. As a cost savings measure, a decision was made by the Committee not to engage Hewitt to perform a peer market analysis in 2008. Benchmarking data used to set compensation for 2009 was limited to the Hewitt Survey as described below. At its February 2009 meeting, the Committee agreed to retain an executive compensation consultant in 2009 to review our list of peer companies and make a recommendation as to changes, if any, for future benchmarking.

The Governance Committee of our Board of Directors engaged Hewitt in late 2007 to conduct a market review and analysis of board of director compensation. Additionally, a Hewitt affiliate in Shanghai, China provided consulting services related to market pricing for certain positions of our subsidiary, Graco Fluid Equipment (Shanghai) Co., Ltd. Other than in connection with these services which cost approximately $15,000, and advising the Committee on executive compensation as described above, Hewitt did not receive any other compensation from us in 2008.

Role of Management in Executive Compensation Decisions

Our management is involved in the following executive compensation processes:

- The Vice President of Human Resources ("Vice President HR") and Compensation Manager develop and oversee the creation of written background and supporting materials for distribution to the Committee prior to its meetings;
- The CEO, Vice President HR, Vice President, General Counsel and Secretary, and Compensation Manager all attend the Committee's meetings, but leave during the executive officer performance review discussion (except for the CEO who only leaves for the discussion of his performance review) and the non-employee director executive sessions;
- The CEO, Vice President HR, and Compensation Manager review executive officer compensation competitive analyses (excluding the CEO) and annually present and make recommendations to the Committee relating to bonus and long-term incentive plan designs and changes, if warranted;
- The CEO annually recommends to the Committee base salary adjustments and long-term incentive awards in the form of stock-based grants for all executive officers, excluding the CEO; and
- Immediately following the Committee's executive sessions, the Chair of the Committee provides the Vice President HR with a summary of the executive session decisions, actions and underlying rationale for implementation as appropriate.

Benchmarking

The Committee annually reviews general market benchmarking data, consisting of total compensation and each of its three elements: base salary, annual incentives, and long-term incentives. The Committee targets base salaries at the median of manufacturers with similar sales volume. In determining 2008 and 2009 executive compensation, the Committee used a survey compiled by Hewitt to review the competitiveness of each element of total compensation for the Company's named executive officers (the "Hewitt Survey"). The Committee selected the Hewitt Survey because it provides standard survey data that is based exclusively on U.S. manufacturing companies and is regressed using applicable revenues. Hewitt uses a statistical technique known as regression analysis to model the relationship between variables. In this case, it enables Hewitt to estimate market levels of compensation that relate closely to a company's revenue size and to adjust compensation data based on differences in revenue size of companies in their database. The data is not regressed based on any other comparative financial performance.

Survey benchmark positions were selected by the Committee to determine salary range midpoints based on market medians. The named executive officer benchmark positions include those of CEO, CFO, top manufacturing executive, business unit executive, and regional general manager. For the corporate benchmark positions, the data gathered from the Hewitt Survey reflected manufacturing companies with similar levels of revenue. Individual midpoints were created for our CEO, CFO, and Vice President and General Manager of Europe based on median market data. A single midpoint was also established among our four U.S. business unit executives, our Asia Pacific region executive, who is a U.S. expatriate, and our top manufacturing executive (the "Business Unit Benchmark"). The individual revenues of the four business units were averaged and this average revenue was used when establishing median market data for the Business Unit Benchmark. This method was established to provide better internal equity and flexibility in position rotations. The midpoint for our Vice President and General Manager of Europe was established by the Committee reviewing Hewitt market data based on Belgian companies (the "Hewitt Belgian Survey") for a regional general manager with revenues comparable to our European operations.

In addition, the Committee periodically requests that Hewitt conduct a peer group comparison of named executive officer positions (the "Peer Group Survey"). This data is reviewed to ensure that our compensation practices are generally in alignment with views on competitive pay for named executive officers in our industry. Target levels of short- and long-term incentive compensation may be adjusted above or below median commensurate with our financial performance compared to our peer group, which was comprised of the twenty companies listed below at the time of the last Peer Group Survey in 2006. The peer companies selected are based on industry, size, and location.

Graco's 2006 Peer Group Survey companies included:

Actuant Corporation	MTS Systems Corporation
A.O. Smith Corporation	Nordson Corporation
Arctic Cat Inc.	Pentair Inc.
Briggs & Stratton Corporation	Regal-Beloit Corporation
CIRCOR International Inc.	Robbins & Myers Inc.
Donaldson Company, Inc.	Roper Industries Inc.
Flowserve Corporation	Tecumseh Products Company
Franklin Electric Co., Inc.	Tennant Company
Gardner Denver Inc.	The Toro Company
IDEX Corporation	Watts Water Technologies Inc.

Hewitt's 2006 executive compensation summary report that was used for determining 2007 compensation included an analysis of the foregoing peer companies. The Committee did not engage Hewitt to conduct the Peer Group Survey for the 2008 and 2009 compensation adjustment review.

Components of the Executive Compensation Programs

The primary components of the Company's executive compensation and benefit programs are:

- Total compensation elements
    - Base salary;
    - Annual cash incentive;
    - Stock-based awards;
- Benefits and perquisites; and
- Severance and change of control agreements.

When the Committee reviews competitive market data for each of the benchmark executive positions the Committee reviews total compensation in addition to reviewing each component (base pay, annual cash incentive and stock-based awards). The Committee examines tally sheets for our named executive officers showing their current total compensation and potential accumulation of wealth. Specifically, the tally sheets reviewed by the Committee in September 2008 provided 2007 actual and 2008 target annual compensation, retirement balances as of December 31, 2007 projected to normal retirement age or the age at which the benefit is not subject to reduction, deferred compensation balances, and the projected value of stock awards based on assumptions regarding stock price appreciation. After analysis of market and tally sheet data and discussion among the Committee members, the Committee reviews the dollar allocation among each of the three components. Although the Committee has not established specific ratios for each of the compensation components, it strives to maintain a reasonable and competitive balance between the fixed and variable elements. The compensation program is designed to reward recent results and motivate long-term performance through the use of the three total compensation elements. The Committee believes the compensation mix and amount paid to each of our named executive officers is reasonable and appropriate.

Base Salary

The Committee provides base salaries to executives to attract and retain talent, provide competitive compensation for the performance of the executives' basic job duties and recognize individual contributions to our financial performance. Base salaries may be adjusted at the discretion of the Committee. The Committee generally targets base salary levels at the median of the benchmarked positions in the Hewitt Survey and the Hewitt Belgian Survey. Adjusting base salaries to achieve or approach median is consistent with the Committee's philosophy of providing competitive base salaries.

In December of each year, the CEO provides the Committee with an evaluation of each executive officer's performance, other than his own, covering the prior twelve months and his recommendation for base salary adjustments. The base salary adjustments are based on several considerations, which include scope and complexity of the individual's role, salary comparison to market data, market projection for executive base salary adjustments, individual performance, experience, internal pay relationships, and retention. Evaluation of the individual performance for each executive officer is based on established annual goals that vary for each role. Annual goals are not weighted and may change from year to year. Additionally, executive officers are evaluated on Graco's core values, which include quality, continuous improvement, fact-based decision making, results orientation, and customer focus. The Committee reviews the competitive market data and base salary adjustments recommended by the CEO. All executive officer base salaries for the next calendar year are approved by the Committee at its December meeting and become effective January 1.

In addition, an executive session is held at the Committee's December meeting to determine the base salary adjustment for the CEO. Management does not provide a CEO base salary adjustment recommendation to the Committee. During this session the Committee considers input from the Board members on the CEO's performance over the past year. It also considers the CEO's expertise, market knowledge, decision-making skills, and other leadership capabilities. Additionally, the Committee evaluates the CEO's performance against annual objectives established at the beginning of the year. The Committee also reviews the CEO's base salary in comparison to the Hewitt Survey market data for CEOs of manufacturing companies with similar sales volume, and our Peer Group Survey, in the years when it is conducted. Following the discussion, the Committee approves the CEO's base salary for the next calendar year, which becomes effective January 1.

On January 1, 2008, Mr. McHale received a 24 percent increase in base salary, bringing his base salary to $620,000. The Committee increased his base salary because it was below the competitive market median data and Mr. McHale had demonstrated strong leadership in his new role as CEO. Mr. McHale's base salary as of July 1, 2007 was significantly below the median market data, reflecting his tenure and experience as a CEO immediately following his promotion at that time. The other named executive officers received increases on January 1 ranging from 3 percent to 5 percent, except for Mr. Paulis. The adjustments were based on criteria including scope and complexity of the individual's role, salary comparison to the Hewitt Survey and Hewitt Belgian Survey market data, market projection for executive base salary adjustments, individual performance, experience, internal pay relationships, and retention considerations. The increases these executives received were in line with the market projection for executive base salary adjustments published by Mercer, Hewitt, World at Work, and The Conference Board (the "Market Projection Surveys"). Mr. Paulis, who is employed by Graco N.V., our wholly owned subsidiary, received a 15 percent increase because Graco N.V. had strong financial results in 2007 and, based on the Hewitt Belgian Survey market data, his base salary had lagged the competitive market data following his September 2005 appointment to his current role.

In December 2007, Mr. Graner announced his intention to retire from his positions as the Chief Financial Officer and Treasurer. Mr. Graner's retirement was to become effective upon the appointment of his successor. In May 2008, however, Mr. Graner agreed to defer his retirement and, accordingly, the Committee approved a market adjustment for him which increased his base salary to $325,000 effective June 1, 2008. He received this increase in light of his intention to continue as CFO and because his base salary was below the competitive market median data.

Mr. Paulis received an annual cost of living index increase of 4.3% on July 1, 2008, which increased his base salary to €225,474.

This is an inflationary increase mandated by the Metal sector of which Graco N.V. is a member. In July 2008, the Belgium Federal Governmental Services reclassified Graco N.V. to the Metal Trade sector, which changed the timing of the cost of living index increase for 2009 from July to January.

In December 2008, Mr. McHale received a 3.5 percent increase in base salary, bringing his base salary to $641,700 effective January 1, 2009. He received this increase because he has demonstrated strong leadership in his role as CEO. The other named executive officers received increases ranging from 3.5 percent to 6 percent, except for Mr. Paulis. Mr. Paulis received an 8 percent increase in base salary, which included a 3.5 percent merit increase and a 4.5 percent cost of living index increase. The increases given to the other named executive officers were in line with the Market Projection Surveys. The base salary increases, approved for the foregoing named executive officers, became effective January 1, 2009 and were based on the criteria identified above.

Annual Cash Incentive

At the beginning of each year, the Committee establishes an annual incentive opportunity for the CEO and the other designated executive officers. A separate bonus plan (the "Executive Officer Annual Incentive Bonus Plan") has been created for those most highly paid and designated by the Committee, including the CEO, to qualify the participant's annual cash incentive as performance-based compensation to ensure deductibility under Section 162(m) of the Internal Revenue Code. A separate annual incentive plan (the "Executive Officer Bonus Plan") applies to the other designated executive officers. The Executive Officer Annual Incentive Bonus Plan and the Executive Officer Bonus Plan, together, are referred to as the "Annual Incentive Plans". The Annual Incentive Plans are designed to motivate our executives to increase our sales, earnings and other financial metrics by offering an incentive that rewards year-over-year growth. Potential payout under the Annual Incentive Plans is expressed as a percentage of base salary. The Committee reviews market data for the annual incentive element before determining the relationship between performance targets and the bonus payout range. Specific financial performance thresholds must be attained in order to earn an incentive. If specified performance levels are not achieved or exceeded, there is no payout. The annual incentives, to the extent earned, are paid in cash in March following the calendar year-end and are based upon the Committee's determination of actual performance against pre-established targets.

At its meeting in February 2008, the Committee approved participation of the CEO and other executive officers in their respective Annual Incentive Plans for 2008. Mr. McHale was the only person designated as a participant in the Executive Officer Annual Incentive Bonus Plan. The maximum payout levels for 2008 were 150 percent of base salary for the CEO and 105 percent of the base salaries for the other executive officers who report to the CEO and serve on the executive management team (the "Management Executives"). The target payout levels for 2008 were 100 percent of base salary for the CEO and 70 percent of the base salaries for the Management Executives.

The Committee established two financial measures for these plans, consisting of net sales and earnings per share ("EPS") growth over the prior year. Starting in 2008, the EPS metric replaced the net earnings metric because the Committee believes EPS more closely aligns management with shareholders' interests, it is a visible metric that is easy to communicate, and it is a commonly used profit metric. Net sales and EPS growth were selected as the metrics against which to measure the officers' performance for the Annual Incentive Plans because the Committee desires to motivate the officers to achieve profitable business growth consistent with our long-term financial objectives. Potential annual incentive payouts are typically based on various levels of growth over the previous year. In setting these growth percentages, the Committee selects amounts approximately equal to various multiples of forecasted real U.S. Gross Domestic Product ("GDP") growth.

The 2008 incentive award payouts were based upon the achievement of specified levels of growth in net sales and EPS. The target sales growth was approximately two times forecasted GDP growth and the maximum sales growth was approximately four times forecasted GDP growth. The target EPS growth was approximately three times forecasted GDP growth and the maximum EPS growth was approximately six times forecasted GDP growth. The threshold, target and maximum sales growth targets established for 2008 were growth of 0 percent, 4 percent and 8 percent over the prior year, respectively. The threshold, target and maximum EPS growth targets established were growth of -5 percent, 6 percent and 12 percent over the prior year, respectively.

Net sales of $817.3 million in 2008 represents a decrease in net sales of approximately 3 percent versus 2007, and EPS of $1.99 in 2008 represents a decrease in EPS of approximately 14 percent versus 2007, which, together, led to a determination that no bonuses would be paid out under the Annual Incentive Plans. The Committee has the authority to make adjustments to the Executive Officer Bonus Plan payout award based on unanticipated or special circumstances, but no such adjustment was made.

At its February 2009 meeting, the Committee approved net sales and EPS as the 2009 performance metrics. Both metrics will be set with reference to forecasted GDP percent growth. Given the unprecedented global economic downturn, the Committee approved lower threshold, lower target and higher maximum performance levels for both metrics. In addition, threshold bonus payouts as a percentage of base salary will change from 0 percent to 25 percent of target bonus to better align our annual incentive program design with common market practices provided by Hewitt. If the threshold is not achieved in 2009, the payout provided for under the Annual Incentive Plans will be zero. In 2009, Mr. McHale will participate in the Executive Officer Annual Incentive Bonus Plan with a threshold payout of 25 percent, a target payout of 100 percent, and a maximum payout of 150 percent of base salary to be paid. Management Executives will participate in the Executive Officer Bonus Plan with a threshold payout of 25 percent, a target payout of 70 percent, and a maximum payout of 105 percent of base salary to be paid.

CEO Awards

Under this program, individual discretionary awards, in an aggregate amount not to exceed $400,000, may be made each year to recognize the significant contributions of selected employees, including executive officers. The CEO, based on input from his management team, determines the recipients of these monetary awards. The Committee, upon the recommendation of Mr. McHale, approved an award to Mr. Paulis in the amount of $30,000 at its February 15, 2008 meeting for significant contributions made by him during the 2007 fiscal year.

Stock-based Awards

The Company's executive long-term incentive program rewards our executive officers through stock-based awards for performance over a period of time, typically exceeding three years. Stock-based awards are structured to align the financial interests of the executive officers with those of our shareholders. The Committee believes that equity-based compensation ensures the executives have a continuing stake in our long-term success.

In December 2007, the Committee granted a long-term incentive award to some of our named executive officers in the form of restricted stock. These shares will cliff vest in three years and are not subject to accelerated vesting upon retirement. The Committee determined that it was in the best interest of our Company to award restricted stock to motivate executive officers reporting to our CEO to contribute to our growth and to continue their service with our Company following a change in the Company's chief executive officer. Messrs. Johnson and Paulis were granted 4,000 shares each, and Mr. Rescorla was granted 2,500 shares. The number of shares granted to each named executive officer was determined by the Committee based on its consideration of the named executive officer's individual responsibilities and ability to significantly impact key company initiatives. Mr. Graner did not receive a restricted stock award in 2007 due to his retirement plans and the forfeiture impact such retirement would have on the award.

The 2008 stock-based awards consisted of stock options granted to executive officers under the Graco Inc. Amended and Restated Stock Incentive Plan (2006) (the "Stock Incentive Plan"). The stock option awards are designed to promote the growth of our stock price by offering officers a financial stake in the Company. As is the case with our shareholders, the options create value for executives only to the extent Graco's stock price increases. The Committee believes executive officers having a financial stake will be motivated to put forth sustained effort on behalf of the Company's shareholders to support the continued growth of the Company's share price. The stock option awards also promote the interests of the Company and its shareholders through the attraction and retention of experienced and capable leaders.

The Committee typically grants stock-based awards to each executive officer at its regularly scheduled February meeting. The Board sets the February meeting date several months in advance. Under the terms of the Stock Incentive Plan, the Committee must approve all stock option grants to officers. In February 2008, executive officers were awarded non-qualified stock options with an exercise price equal to the fair market value of our common stock on the grant date, defined in the Stock Incentive Plan as the closing price of the stock on the day immediately preceding the grant date. Each option has a 10-year term and becomes exercisable in equal installments over four years, beginning with the first anniversary of the grant date. Additionally, our plan prohibits the repricing of stock options.

The number of shares covered by the stock options granted in 2008 to each executive officer was determined by reviewing competitive long-term incentive market data for each of the benchmarked executive officer positions in addition to considering Hewitt's modified Black-Scholes value at the time of the grant. Hewitt's modified Black-Scholes value model assumes a ten year option life and recognizes option specific terms, vesting schedules, forfeiture provisions, stock prices, volatility, and dividend yield. The Committee granted the same number of shares to each of the Management Executives, except for the CEO and the CFO, given its determination that each of such officers have an approximately equal impact on our performance. The Committee considers, except in the case of the award to the CEO, the recommendation of the CEO for such awards. Other factors considered by the Committee in determining the number of stock options granted to each executive officer include the number of shares granted in previous years, our previous year's financial performance, the dilutive effect on our shareholders, and the allocation of overall share usage attributed to executive officers.

As a result of the market analysis and Black-Scholes value computed by Hewitt in January 2008, the Committee increased the number of shares of stock options granted to Mr. McHale and the other Management Executives in 2008. In February 2008, Mr. McHale was granted an option for 150,000 shares. Mr. Graner was granted an option for 39,000 shares. Messrs. Johnson, Paulis, and Rescorla were each granted an option for 30,000 shares. Each executive officer had significantly impacted our financial results in 2007. The grant date fair market value of the options awarded was $8.38 per share.

In February 2009, the Committee granted Mr. McHale a stock option for 225,000 shares. Each of the other Management Executives was granted an option for 47,000 shares. The Committee granted options for the same number of shares to each of the other Management Executives due to their overall contributions to our performance in 2008. The grant date fair market value of the options awarded was $5.24 per share.

Upon recommendation of the Governance Committee, the Board approved a stock holding policy for the CEO, effective February 12, 2009, by which the CEO is required to retain, until twelve months following retirement or other termination of employment, an amount equal to 50% of the outstanding net shares delivered to the CEO pursuant to awards granted under the Company's equity programs, including, but not limited to, the exercise of Company stock options. "Net shares" are those shares that remain after shares are sold or netted to pay the exercise price of stock options, withholding taxes and other transaction costs. The foregoing Policy applies to all outstanding equity awards to the CEO whether granted before or after the effective date of the Policy. The foregoing Policy requirement shall be waived by the Company upon the effective date of (a) the CEO's "Disability", (b) the death of the CEO, or (c) a "Change of Control", as those terms are defined in that certain Key Employee Agreement between the Company and the CEO dated December 10, 2007, as amended from time to time. The Board has delegated authority to the Company's Governance Committee to determine whether and to what extent special circumstances may warrant the grant by the Committee of an exception, hardship or otherwise, to the foregoing holding requirements.

Benefits and Perquisites

In an effort to attract and retain talented employees, we offer retirement, health and welfare programs competitive within our local markets (the "Benefit Programs"). The only Benefit Programs offered to our U.S. executive officers, either exclusively or with terms different from those offered to other eligible employees, include the following:

- Supplemental Retirement Benefit. This unfunded supplemental retirement benefit arrangement provided certain U.S. executives with a benefit of $10,000 per year payable for ten (10) years in monthly installments commencing upon retirement. If an eligible participant elected to retire and receive this benefit prior to reaching age sixty five (65), the benefit amount would be reduced by one-half of one percent (0.5 percent) for each month by which the participant's retirement precedes his or her sixty-fifth (65th) birthday. Mr. Graner was the only active executive officer eligible for this benefit in 2008. At its December 4, 2008 meeting, the Committee approved a present value lump sum payout of the future benefit amount payable to Mr. Graner in 2009 to avoid the ongoing administrative and legal expense associated with the maintenance of a single participant. The payout amount was $75,598. Upon payout, all other benefit obligations to Mr. Graner under the agreement ceased.
- Restoration Plan. Since the Internal Revenue Code limits the pension benefits that can be accrued under a tax-qualified defined benefit pension plan, we have established the Graco Inc. Restoration Plan. This plan is a nonqualified excess benefit plan designed to provide retirement benefits to eligible participants in the United States as a replacement for those retirement benefits reduced under the Graco Employee Retirement Plan by operation of Section 415 and Section 401(a)(17) of the Code.
- Supplemental Long-term Disability Program. Each U.S. executive officer is enrolled in an individual executive long-term disability plan under which Graco pays the premiums. Each plan provides the executive with a monthly disability benefit of up to $21,800 in the event of long-term disability.
- Other Perquisites. We provide few other perquisites to our executive officers. We reimburse our U.S. Management Executives for certain financial planning expenses to encourage the executives to maximize the value of their compensation and benefit programs. In 2008, the maximum amount reimbursable for financial planning was $10,000 for the CEO and $7,000 for all other U.S. Management Executives. In order to motivate the executives to receive appropriate preventative medical care to support their continued health and productivity, we offer executive officers in the United States an executive physical examination program through the Mayo Clinic. This program provides a physical examination every three years for executives under age 40, every other year for executives from age 40 through 49, and every year for executives age 50 and older. •Executives may be reimbursed and/or receive a tax gross-up for certain limited spousal travel and entertainment events. Mr. Paulis, our named executive officer employed by Graco N.V., is also eligible for benefits and perquisites consistent with those offered to other Graco N.V. management employees.

Severance and Change of Control Arrangements

We have entered into key employee agreements with the CEO and each of the named executive officers, the terms of which are described below under "Change of Control and Post Termination Payments." The Committee believes it is in the best interests of our Company and its shareholders to design compensation programs that assist our Company in attracting and retaining qualified executive officers, assure our Company will have the continued dedication of our Company's executive officers in the event of a pending, threatened or actual change of control, provide certainty about the consequences of terminating certain executive officers' employment, protect our Company by obtaining non-compete covenants from certain executive officers that continue after their termination of employment not involving a change of control and to obtain a release of any claims from those former executive officers. Accordingly, the agreements generally provide for certain benefits if the executive officer's employment or executive officer's service is terminated involuntarily by our Company without cause prior to a change of control or if, within two years after a change of control, the executive officer's employment or service is terminated involuntarily by the Company without cause or the executive officer resigns for good reason. The current form of key employee agreement was approved by the Committee in December 2007 after reviewing the key employee agreements previously in effect and current market practices related to severance arrangements and benefit levels related thereto. In particular, the Committee reviewed Hewitt's most recent "Executive Severance Arrangements Not Related to a Change in Control" and "Executive Change of Control Arrangements" surveys regarding the form and amount of benefits and severance terms provided by companies to their executive officers. Additionally, the Committee reviewed information collected from publicly available information about severance practices at companies in Graco's peer group.

The Committee believes it is imperative to diminish any potential distraction of the executive officers by the personal uncertainties and risks created by a pending or threatened change of control. By offering an agreement that will financially protect the executive officer in the event his or her employment or service is involuntarily terminated or terminated by the executive officer for good reason following a change of control, the Committee believes each executive officer's full attention and dedication to our Company will be enhanced to assist in the evaluation of a proposed change of control, and complete a change of control transaction and facilitate an orderly transition in the event of a change of control. In the event of a change of control of our Company, the agreements provide benefits only if the executive officer's employment or service is terminated involuntarily without cause or if the executive officer resigns for good reason, including by reason of material demotion, decrease in compensation, relocation or increased travel, within two years after the change of control. The Committee believes this "double-trigger" approach is most consistent with the objectives described above. The Committee believes a termination by an executive officer for good reason may be conceptually the same as termination by our Company without cause, and that a potential acquirer would otherwise have an incentive to constructively terminate the executive's employment to avoid paying severance benefits. Thus, the key employee agreements provide severance benefits in the case of resignation for good reason following a change of control.

The Committee believes it is important to attract and retain our executive officers by agreeing to provide certain benefits if the executive officer's employment or service is terminated without cause prior to a change of control. In addition, the Committee believes these benefits are appropriate to compensate these executive officers for agreeing not to work with competitors for a specified period of time following termination of employment, and that compensation enhances the enforceability of these non-compete covenants. The Committee also believes we benefit from obtaining a release of any claims from these former executive officers and the severance payments provide consideration for obtaining the release.

Our equity awards for executive officers and certain key managers provide for accelerated vesting, or lapse of restrictions, upon a change of control. The Committee believes that acceleration upon a change of control is appropriate to minimize the risk that executive officers might favor a transaction based on the likely impact on the executive officer's equity awards, to increase the likelihood that the employees will remain with us after becoming aware of a pending or threatened change of control, and due to the increased likelihood that employees may be terminated by a successor through no fault of their own.

Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1 million in compensation per year on the amount we may deduct with respect to each of our named executive officers. This limitation does not apply to compensation that qualifies as "performance-based compensation." Annual cash incentives meeting certain conditions and stock option awards constitute performance-based compensation and will generally be fully deductible. The Committee believes all compensation paid to the executive officers for fiscal year 2008 will be deductible for federal income tax purposes. However, the Committee reserves the flexibility to approve elements of compensation for specific officers in the future that may not be fully deductible when the Committee deems the compensation appropriate in light of its philosophies.

Report of the Management Organization and Compensation Committee

The Management Organization and Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management, and based on such review and discussions, the Management Organization and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Members of the Management Organization and Compensation Committee

Mr. Jack W. Eugster, Chair
Mr. J. Kevin Gilligan
Mr. Lee R. Mitau
Ms. Marti Morfitt
Mr. Mark H. Rauenhorst

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by our chief executive officer ("CEO"), our chief financial officer ("CFO") and our three other most highly compensated executive officers (collectively with our CEO and CFO, the "Named Executive Officers" or "NEOs"; individually a "Named Executive Officer" or "NEO"), based on total compensation (excluding changes in pension value and nonqualified deferred compensation earnings) during the fiscal year ended December 26, 2008[(1)].

Name and Principal Position	Year	Salary[(2)] ($)	Bonus[(3)] ($)	Stock Awards[(4)] ($)	Option Awards[(5)] ($)	Non-Equity Incentive Plan Compensation[(6)] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[(7)] ($)	All Other Compensation[(8)] ($)	Total ($)
Patrick J. McHale	2008	620,000	—	—	687,520	—	230,000	17,593	1,555,113
President and Chief Executive Officer	2007	370,393	—	—	347,547	216,021	91,000	11,643	1,036,604
James A. Graner	2008	297,077	—	—	362,485	—	167,000	20,232	846,794
Chief Financial Officer and	2007	330,750	—	—	335,735	111,146	356,000	18,125	1,151,756
Treasurer	2006	238,500	—	—	373,034	242,692	283,000	26,026	1,163,252
Simon J. W. Paulis[9]	2008	340,747	—	52,173	492,514	—	78,308	95,834	1,059,576
Vice President and General Manager, Europe	2007	254,681	30,000	4,348	236,112	108,853	67,645	85,498	787,137
Dale D. Johnson	2008	299,164	—	52,173	386,063	—	222,000	22,583	981,983
Vice President and General	2007	289,047	—	4,348	271,965	130,755	185,000	19,117	900,232
Manager, Contractor Equipment Division	2006	277,930	—	—	199,461	288,254	97,000	17,988	880,633
Charles L. Rescorla	2008	254,268	—	32,608	304,806	—	133,000	13,659	738,341
Vice President, Manufacturing	2007	245,670	—	2,717	368,054	111,133	117,000	16,335	860,909
and Distribution Operations	2006	236,221	10,000	—	416,769	244,996	82,000	26,283	1,016,269

(1) Also includes information with respect to the fiscal years ended December 29, 2006 and December 28, 2007 for those NEOs serving in such capacity during those fiscal years.

(2) The salary amounts reflect regular base salary earned in the year and accrued vacation payments including any base salary deferred. Mr. Graner's salary amount for 2007 included an accrued vacation payment as a result of his intention to retire at the time.

(3) Bonus includes any discretionary bonuses or awards made under the CEO Award Program.

(4) The amounts reported in the Stock Awards Column are the same as the compensation cost recognized pursuant to SFAS No.123(R) in our Company's financial statements for restricted stock grants made under the Stock Incentive Plan, unreduced by the estimated service-based forfeitures. Information concerning these amounts may be found in Item 8, Financial Statements and Supplementary Data, and Note H to the Consolidated Financial Statements in our Company's 2008 Annual Report on Form 10-K.

(5) The amounts reported in the Option Awards Column are the same as the compensation cost recognized pursuant to SFAS No.123(R) in our Company's financial statements for option grants made under the Stock Incentive Plan, unreduced by the estimated service-based forfeitures. Information concerning these amounts may be found in Item 8, Financial Statements

and Supplementary Data, and Note H to the Consolidated Financial Statements in the Company's 2008 Annual Report on Form 10-K. The option awards reflected in the calculation of this cost are identified in the Supplemental Table to the Options Awards Column found on page 21 immediately following this Summary Compensation Table.

(6) The amounts represent awards earned under the Executive Officer Annual Incentive Bonus Plan or the Executive Officer Bonus Plan, as applicable, including any amount that was deferred. The Executive Officer Annual Incentive Bonus Plan has a 100 percent of base salary target payout and a 150 percent of base salary maximum payout. The Executive Officer Bonus Plan has a 70 percent of base salary target payout and a 105 percent of base salary maximum payout. See narrative preceding the Grants of Plan-Based Awards table found on page 22. At its February 13, 2009 meeting, the Committee certified that there was no payout for the Executive Officer Annual Incentive Bonus Plan or the Executive Officer Bonus Plan for 2008.

(7) The amount shown in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column reflects the aggregate change in the actuarial present value of the NEO's accumulated benefit under the qualified Graco Employee Retirement Plan, nonqualified excess benefits plan known as the Graco Inc. Restoration Plan, and the Supplemental Executive Retirement Plan ("SERP") as follows: Mr. McHale: $49,000 (qualified pension) and $181,000 (nonqualified restoration); Mr. Graner: $47,000 (qualified pension), $115,000 (nonqualified restoration), and $5,000 (SERP); Mr. Johnson: $101,000 (qualified pension) and $121,000 (nonqualified restoration); and Mr. Rescorla: $63,000 (qualified pension) and $70,000 (nonqualified restoration). The amount shown for Mr. Paulis reflects the change in present value of $76,485 attributable to the fully insured pension through Swiss Life N.V. and the change in present value of $1,823 attributable to the sector pension plan.

(8) The amounts shown in the All Other Compensation column for 2008 reflect the following for Messrs. McHale, Graner, Johnson, and Rescorla:

	Mr. McHale	Mr. Graner	Mr. Johnson	Mr. Rescorla
Employee Investment Plan Matching Contribution	$6,900	$6,882	$6,900	$6,817
Tax Gross-up Payments on Travel Expenses	$1,052	–	$770	–
Other Perquisites	$9,641	$13,350	$14,913	$6,842
Total	$17,593	$20,232	$22,583	$13,659

The Other Perquisites consist of company-provided incremental cost for long term disability coverage, financial planning, spousal travel, and executive physical. None of these individual perquisite categories exceeded the greater of $25,000 or 10 percent of the total perquisite amount.

The amount shown in the All Other Compensation column for 2008 reflect the following for Mr. Paulis:

Insurance Premium for Pension, Medical, and Life	$59,264
Incremental Cost for Long Term Disability Coverage	$ 9,483
Metal Trade Sector Retirement Contribution	$ 1,591
Other Perquisites	$25,496
Total	$95,834

The "other" perquisites for Mr. Paulis consist of company-provided spousal travel, car related expenses, and miscellaneous expenses. None of these individual perquisite categories exceeded the greater of $25,000 or 10 percent of the total perquisite amount. Benefits provided to Belgium employees are very different than those provided to employees based in the United States; however, Mr. Paulis receives similar benefits to those provided to all other Belgium management employees.

(9) Amounts for Mr. Paulis reflect an average exchange rate of 1.472 dollar-to-euro for 2008.

Supplemental Table to the Option Awards Column for Fiscal Year Ended December 26, 2008

Name	Grant Date	Shares Granted (#)	Expense Recorded in 2008 ($)
Patrick J. McHale	2/20/2004	27,000	6,670
	2/18/2005	22,500	46,640
	2/17/2006	22,500	71,796
	2/16/2007	22,500	67,542
	6/14/2007	75,000	223,752
	2/15/2008	150,000	271,120
Total			687,520
James A. Graner	2/20/2004	18,000	4,447
	2/18/2005	15,000	31,093
	2/17/2006	22,500	— (1)
	2/16/2007	22,500	— (1)
	2/15/2008	39,000	326,945 (1)
Total			362,485
Simon J. W. Paulis	2/20/2004	6,750	1,667
	2/17/2006	22,500	99,994 (2)
	2/16/2007	22,500	144,058 (2)
	2/15/2008	30,000	246,795 (2)
Total			492,514
Dale D. Johnson	2/20/2004	27,000	6,670
	2/18/2005	22,500	46,640
	2/17/2006	22,500	81,884 (2)
	2/16/2007	22,500	107,612 (2)
	2/15/2008	30,000	143,257 (2)
Total			386,063
Charles L. Rescorla	2/20/2004	27,000	6,670
	2/18/2005	22,500	46,640
	2/17/2006	22,500	— (1)
	2/16/2007	22,500	— (1)
	2/15/2008	30,000	251,496 (1)
Total			304,806

(1) Mr. Graner and Mr. Rescorla were eligible for retirement in 2006, and under the plan, all unvested options granted to them would vest upon retirement. All options granted to them in 2006, 2007, and 2008 were fully expensed in the respective grant year.

(2) Mr. Johnson and Mr. Paulis are retirement eligible in August 2009 and January 2009, respectively. All outstanding unvested options will be fully expensed at that time. Options granted to them in 2006, 2007, and 2008 are being expensed over the requisite service period, beginning on the date of grant and ending on the respective retirement-eligible date.

Grants of Plan-Based Awards in 2008

On February 15, 2008, the Committee awarded a non-qualified stock option to each executive officer, including the NEOs, under the Stock Incentive Plan. The amounts shown in the column entitled "All Other Option Awards: Number of Securities Underlying Options" reflect the number of common shares covered by the stock option granted to each NEO. Each option has a 10-year term and becomes exercisable in equal installments over four years, beginning with the first anniversary of the grant date. The Stock Incentive Plan requires the exercise price of an option to be the fair market value of the shares on the date of the grant. The fair market value of the shares is defined as the last sale price on the day preceding the date of grant, unless otherwise determined by the Committee. The Committee has not changed this definition.

Under the Executive Officer Annual Incentive Bonus Plan, the payout to Mr. McHale, upon achievement of applicable financial measures, ranges from a minimum of 0 percent to a maximum of 150 percent of his earned base salary.

Under the Executive Officer Bonus Plan, the payout to the eligible NEOs, upon achievement of applicable financial measures, ranges from a minimum of 0 percent to a maximum of 105 percent of their earned base salary.

Grants of Plan-Based Awards for Fiscal Year Ended December 26, 2008

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Closing Market Price of Common Stock on Grant Date	Grant Date Fair Value of Stock or Option Award[2]
Name	Grant Date	Minimum ($)	Target ($)	Maximum ($)	(#)	($/sh)	($/sh)	($)
Patrick J. McHale	2/15/2008				150,000	35.90	36.08	1,257,480
		0	620,000	930,000				
James A. Graner	2/15/2008				39,000	35.90	36.08	326,945
		0	227,500	341,250				
Simon J. W. Paulis	2/15/2008				30,000	35.90	36.08	251,496
		0	219,510	329,265				
Dale D. Johnson	2/15/2008				30,000	35.90	36.08	251,496
		0	209,415	314,122				
Charles L. Rescorla	2/15/2008				30,000	35.90	36.08	251,496
		0	177,988	266,982				

(1) The established base salary used in the computation for Mr. Paulis reflects a mid-year inflationary adjustment and an average exchange rate of 1.472 dollar-to-euro for 2008.
(2) The grant date fair value was $8.38 per share. The grant date fair value of the award was determined by multiplying the number of shares by the grant date value.

Outstanding Equity Awards at Fiscal Year Ended December 26, 2008

The following table summarizes the outstanding equity awards held by each Named Executive Officer at December 26, 2008.

		Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options[1]		Option Exercise Price	Option Expiration Date	Number of Shares of Unvested Restricted Stock	Market Value of Unvested Restricted Stock[5]
Name	Grant Date	(#) Exercisable	(#) Unexercisable	($)			
Patrick J. McHale	2/15/2008[2]	0	150,000	35.90	2/15/2018		
	6/14/2007[2]	18,750	56,250	40.53	6/14/2017		
	2/16/2007[2]	5,625	16,875	41.36	2/16/2017		
	2/17/2006[2]	11,250	11,250	40.68	2/17/2016		
	2/18/2005[2]	16,875	5,625	38.13	2/18/2015		
	2/20/2004[2]	27,000	0	27.91	2/20/2014		
	2/21/2003[2]	22,500	0	17.34	2/21/2013		
	2/22/2002[2]	12,656	0	18.39	2/22/2012		
	2/23/2001[2]	8,436	0	11.71	2/23/2011		
	2/24/2000[2]	6,327	0	9.09	2/24/2010		
James A. Graner	2/15/2008[2]	0	39,000	35.90	2/15/2018		
	2/16/2007[2]	5,625	16,875	41.36	2/16/2017		
	2/17/2006[2]	11,250	11,250	40.68	2/17/2016		
	2/18/2005[2]	11,250	3,750	38.13	2/18/2015		
	2/20/2004[2]	18,000	0	27.91	2/20/2014		
	2/21/2003[2]	18,000	0	17.34	2/21/2013		
	2/22/2002[2]	11,250	0	18.39	2/22/2012		
	2/23/2001[2]	11,250	0	11.71	2/23/2011		
Simon J. W. Paulis	2/15/2008[2]	0	30,000	35.90	2/15/2018		
	2/16/2007[2]	5,625	16,875	41.36	2/16/2017		
	2/17/2006[2]	11,250	11,250	40.68	2/17/2016		
	2/20/2004[2]	6,750	0	27.91	2/20/2014		
	12/07/2007[4]					4,000	89,760
Dale D. Johnson	2/15/2008[2]	0	30,000	35.90	2/15/2018		
	2/16/2007[2]	5,625	16,875	41.36	2/16/2017		
	2/17/2006[2]	11,250	11,250	40.68	2/17/2016		
	2/18/2005[2]	16,875	5,625	38.13	2/18/2015		
	2/20/2004[2]	27,000	0	27.91	2/20/2014		
	2/21/2003[2]	27,000	0	17.34	2/21/2013		
	2/22/2002[2]	22,500	0	18.39	2/22/2012		
	2/23/2001[2]	45,000	0	11.71	2/23/2011		
	2/09/2000[3]	55,938	0	9.09	2/09/2010		
	12/07/2007[4]					4,000	89,760
Charles L. Rescorla	2/15/2008[2]	0	30,000	35.90	2/15/2008		
	2/16/2007[2]	5,625	16,875	41.36	2/16/2017		
	2/17/2006[2]	11,250	11,250	40.68	2/17/2016		
	2/18/2005[2]	16,875	5,625	38.13	2/18/2015		
	2/20/2004[2]	27,000	0	27.91	2/20/2014		
	2/21/2003[2]	27,000	0	17.34	2/21/2013		
	2/22/2002[2]	22,500	0	18.39	2/22/2012		
	2/23/2001[2]	22,500	0	11.71	2/23/2011		
	12/07/2007[4]					2,500	56,100

(1) All data reflect the three-for-two stock splits distributed on June 6, 2002 and March 30, 2004.
(2) These options have a 10-year term and become exercisable in equal installments over four years, beginning with the first anniversary of the grant date.
(3) These options have a 10-year term and become exercisable in equal installments over five years, beginning with the second anniversary of the grant date
(4) Each stock grant has a 3-year term and becomes fully vested on the date that is three years after the grant.
(5) Market value determined using the closing market price of $22.44 per share of common stock on the last day of the 2008 fiscal year.

Option Exercises and Stock Vested in 2008

The following table summarizes the options exercised by each Named Executive Officer in 2008.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Patrick J. McHale	—	—
James A. Graner	—	—
Simon J. W. Paulis	—	—
Dale D. Johnson	20,000	636,393
Charles L. Rescorla	12,656	387,304

Change of Control and Post-Termination Payments

Summary of Key Employee Agreement

The Key Employee Agreement provides for payment of the following benefits if the employment of a Management Executive is terminated involuntarily by the Company without Cause (as defined below) prior to a Change of Control (as defined below):

- Pro-rata bonus for year of termination based on actual performance;
- Severance pay equal to one times (two times for CEO) base salary plus bonus based on the target level of performance for the year of termination, payable over the severance period;
- Continued medical, dental and life insurance for the severance period;
- Outplacement services; and
- Reimbursement of reasonable legal fees incurred to enforce the agreement.

The Key Employee Agreement provides for payment of the following benefits if, within two years after a change of control, an executive officer's employment is terminated involuntarily by the Company without cause or if the executive officer resigns for good reason:

- Pro-rata bonus for year of termination based on performance at the target level;
- Severance pay equal to two times (three times for CEO) the sum of base salary plus bonus based on the target level of performance for the year of termination, payable in a lump sum six months after the termination date or over the severance period (if the change of control does not conform to the requirements of Internal Revenue Code Section 409A);
- Continued medical, dental and life insurance for the severance period;
- Attribution of two years (three years for CEO) service credit for purposes of nonqualified excess benefit pension plan;
- Reimbursement of reasonable legal fees incurred to enforce the agreement; and
- Gross-up of income taxes, and excise taxes related to such gross-up payment, due under the "excess parachute" provisions of the Internal Revenue Code, subject to a reduction of benefits of up to $25,000 to avoid such taxes.

The definition of "Change of Control" in the Key Employee Agreements generally includes: (i) acquisition of beneficial ownership by a person or group which results in aggregate beneficial ownership of 30 percent or more of voting power or common stock, subject to certain exceptions; (ii) change of 50 percent or more of the Board members, without Board approval; and (iii) consummation of a merger or other business combination unless our Company's shareholders own a majority of the voting power and common stock of the surviving corporation and other conditions are satisfied.

As used in the Key Employee Agreement, "Cause" means: (i) conviction of, or guilty or no contest plea to, any felony or other criminal act involving moral turpitude; (ii) gross misconduct or any act of fraud, disloyalty or dishonesty related to or connected with the executive officer's employment or otherwise likely to cause material harm to our Company or its reputation; (iii) a willful and material violation of our Company's written policies or codes of conduct; (iv) wrongful appropriation of our Company's funds or property or other material breach of the executive officer's fiduciary duties to our Company; or (v) the willful and material breach of the Key Employee Agreement by the executive officer.

As used in the Key Employee Agreement, "Good Reason" means: (i) assignment of duties materially inconsistent with, or other material diminution of, the executive officer's position, duties or responsibilities as in effect immediately prior to the change of control; (ii) material reduction, in the aggregate, to the compensation and benefit plans, programs and perquisites applicable to the executive officer in effect immediately prior to the change of control; (iii) relocation of the executive officer to a location more than 50 miles from where the executive officer was based immediately prior to the change of control, or requiring the executive to travel to a substantially greater extent; or (iv) failure by our Company to assign the Key Employee Agreement to a successor.

Under the Key Employee Agreement, the Management Executive officers agree to protect our Company's confidential information, and not to compete with our Company or solicit employees for two years after termination of employment (or, if the executive officer's employment is terminated involuntarily other than for Cause prior to a change of control, the non-compete covenant may expire after the executive officer is no longer receiving severance payments). The non-compete restriction does not apply if the executive officer's employment is terminated involuntarily without Cause or voluntarily for Good Reason within two years after a change of control. In order to receive severance, the executive officer must sign a release of claims in favor of our Company and be in compliance with the terms of the Key Employee Agreement. The term of the Key Employee Agreement is three years, followed by automatic annual renewals, unless either party gives six months notice of non-renewal.

Except as indicated above with respect to the CEO, the same form of agreement was provided to all executive officers, except that (i) an executive officer who is a resident of a foreign country will receive a version of the agreement that has been modified as necessary to take into account local laws and prevent the duplication of any benefits and (ii) an executive officer who does not report directly to the CEO nor serves on the executive management team will only be entitled to the foregoing severance benefits upon termination following a change of control, as described above, and will not be required to agree to the form of non-competition and non-solicitation provisions applicable to other executive officers, but will be required to sign our Company's standard employee confidentiality and intellectual property agreement.

Other Compensation and Benefits Payable Upon a Change of Control or Certain Terminations

Each Named Executive Officer is eligible for the benefits described in this section as part of our Company's standard practice or policy; however, the benefits are not triggered by any specific termination reason. Incremental amounts for each of these benefits are disclosed in the Summary Compensation Table, Potential Payments Upon Termination or Following a Change of Control Table, or Pension Benefits table.

Pursuant to the Executive Officer Annual Incentive Bonus Plan and the Executive Officer Bonus Plan, each participant is eligible to receive a prorated bonus based on the amount of base salary earned during the fiscal year and the bonus percentage actually paid for that year for a termination due to death, disability or retirement. Unvested stock option awards provided to any executive officer will automatically accelerate and the options will become fully vested in the event of a change of control of our Company or if the employee is terminated due to death, disability or retirement. All unvested restricted stock provided to any executive officer will automatically be accelerated and fully vested in the event of a change of control of our Company or if the employee is terminated due to death or disability.

Participants in the Graco Employee Retirement Plan, the Graco Inc. Restoration Plan and the Supplemental Executive Retirement Plan are entitled to receive the accumulated pension benefits over their lifetime, over a specific defined time or at the time of their retirement. These amounts are reflected in the Present Value of Accumulated Benefit column of the Pension Benefits table.

Upon any termination of employment, all employees are eligible to receive payment for any credited but unused vacation time. Each Named Executive Officer would receive reimbursement for any miscellaneous travel and spousal travel perquisites and associated tax gross-up payments when incurred during the fiscal year.

The following Table discloses the potential payments and benefits, other than those available generally on a nondiscriminatory basis to all salaried employees, provided upon a change of control or termination of employment for each of the Named Executive Officers calculated as if the change of control or termination of employment had occurred on December 26, 2008.

Potential Payments Upon Termination or Following a Change of Control at December 26, 2008

Name	Involuntary (Not for Cause) or Good Reason Termination Following Change of Control(1,2,6) ($)	Involuntary (Not for Cause) Termination(3,6) ($)	Retirement(4,6) ($)	Death(4,6) ($)	Disability(5,6) ($)
Patrick J. McHale	6,201,632	2,574,568	69,800	69,800	331,400
James A. Graner	1,288,868	668,984	104,100	104,100	365,700
Simon J. W. Paulis	1,298,619	565,984	842,820	1,428,793	812,500
Dale D. Johnson	1,287,085	654,162	133,200	222,960	484,560
Charles L. Rescorla	1,009,107	493,354	48,800	104,900	366,500

(1) Actuarial annual retirement benefit amount of the accumulated benefit and the accompanying valuation method and assumptions applied for the qualified Graco Employee Retirement Plan and the nonqualified Graco Inc. Restoration Plan may be found in the Pension Benefits Table and the accompanying narrative on page 29. The incremental benefit amount was determined using additional pay and earnings based on December 26, 2008 base pay and target bonus amounts. The change of control annual retirement benefit amount providing for additional years of service credit is calculated as of the earliest possible benefit commencement date. Assuming a December 26, 2008 termination date, current year bonus would be paid in accordance with the Annual Incentive Plans. See Non-Equity Incentive Plan Compensation column and accompanying footnotes in the Summary Compensation Table on page 19. Upon a change of control, Mr. McHale is entitled to three times his base salary and target annual bonus and the other NEOs are entitled to two times their base salary and target annual bonus. This represents the intrinsic value (or spread between the exercise and market price) of the stock options and restricted stock awards whose exercisability would be accelerated if a change in control occurred on December 26, 2008. The value of restricted stock awards is determined by multiplying that closing market price of $22.44 per share of common stock by the number of restricted shares, and the value of accelerated stock options is determined by multiplying the number of unvested options by the difference between that closing share price and the option exercise price.

(2) The value of Mr. Graner's and Mr. Rescorla's respective unvested options have not been included in this table because vesting will occur whether the termination is the result of a change of control or otherwise (so long as such termination is not for cause) because they have satisfied all requirements for retirement eligibility (age 55 and 10 years of service or upon reaching age 65).

(3) Reflects two years of base salary and target annual bonus for Mr. McHale; twelve months of base salary and target annual bonus for the other NEOs. Should our Company elect to extend the non-compete duration beyond twelve months, the payment amount for the NEOs, except for Mr. McHale, would increase.

(4) On December 4, 2008, Mr. Graner's SERP benefit was amended to provide for a present value lump sum payout to Mr. Graner in January 2009. The lump sum payout was $75,598. Upon payout, all other benefit payment obligations to Mr. Graner under the SERP ceased.

(5) Assumes NEO is not age 65 and disabled for a full calendar year. Benefit reflects an annualized amount that would be paid on a monthly basis and would cease if NEO reaches their social security normal retirement age or is no longer disabled.

(6) Applicable terms and conditions for Mr. Paulis upon Termination or Following a Change of Control:

a. <u>Involuntary (Not for Cause) or Good Reason Termination Following Change of Control</u>

   i. The health and dental, life, and retirement values represent eighteen months of premiums that will be provided to Mr. Paulis upon a change of control event. Mr. Paulis is expected to continue his coverage through the insurer using these payments to pay the premium.

   ii. Under Belgium law, Mr. Paulis may be entitled to certain monetary payments and/or benefits as a result of his termination of employment. To the extent that he is entitled to severance and the value of the local obligation is less than what he would receive under his U.S. Key Employee Agreement (KEA) such value will be set off against the payment obligations of his KEA. This condition holds true regardless of whether the termination follows a change of control or involuntary (not for cause) termination. The provisions of his KEA have been followed to calculate the amounts shown in the Table.

b. <u>Involuntary (Not for Cause) Termination</u> - Under Belgium law, Mr. Paulis may be entitled to certain monetary payments and/or benefits as a result of his termination of employment. To the extent that he is entitled to severance and the value of the local obligation is less than what he would receive under his KEA, such value will be set off against the payment obligations of his KEA. This condition holds true regardless of whether the termination follows a change of control or involuntary (not for cause) termination. The provisions of his KEA have been followed to calculate the amounts shown in the Table.

c. Retirement - The amount reflects the lump sum payable to Mr. Paulis upon his normal retirement date. $830,867 is attributable to the fully insured benefit provided to him by Swiss Life N.V. and $11,953 is attributable to the sector pension plan.

d. Death - The insured pension for Mr. Paulis provides a specific benefit in the event of death before retirement, which is different from and in lieu of the normal retirement benefit. The benefit amount in event of death before retirement is four times annual salary and is paid instead of the amount payable at normal retirement age, not in addition to any retirement benefit. This benefit formula is used for all Belgian employees covered under this policy.

e. Disability - This number reflects the lump sum payable from the pension plan due to disability of $545,853, plus the annual disability benefit payable through the disability contract of $176,887.

f. Exchange Rates - All amounts in this table reflect an average exchange rate of 1.472 dollar-to-euro for 2008.

Retirement Benefits

Graco Employee Retirement Plan (1991 Restatement)

The Graco Employee Retirement Plan (The "Retirement Plan") is a funded defined benefit plan designed to coordinate with Social Security benefits to provide a basic level of retirement benefits for all eligible employees. Eligible executive officers participate in our tax-qualified defined benefit pension plan on the same terms as the rest of our eligible employees. Each of the U.S. named executive officers is eligible for benefits under the Retirement Plan.

Benefits for those eligible under the Retirement Plan consist of a fixed benefit, which is designed to provide retirement income at age 65 of 43.5 percent of a participant's average monthly compensation, less 18 percent of Social Security-covered compensation (calculated in a life annuity option) for an employee with 30 years of service. Average monthly compensation is defined as the average of the five consecutive highest years' cash compensation during the last ten years of service, divided by sixty. The Retirement Plan defines eligible cash compensation as base salary, holiday pay, income earned outside of the United States but paid in the United States, annual bonus, CEO award, sales incentive, area differential, short-term disability payments, vacation pay, paid out accrued vacation, deferrals made under a cash or deferred agreement under Code Section 401(k), contributions to a plan established under Code Section 125, and transit and parking reimbursements made under Code Section 132. Benefits under the Retirement Plan vest upon five years of benefit service.

Normal retirement age is defined as age 65 or age 62 with at least 30 years of service. Early retirement is available to participants age 55 with 5 years of vesting service. The monthly amount of a participant's benefit when retiring prior to age 65, or age 62 with less than 30 years of benefit service, will be reduced by one-half of one percent (0.5%) for each month by which a participant's pension benefit is to begin prior to the participant turning age 65.

The default form of pension benefit is a single life annuity that provides a monthly benefit for the life of the participant. A participant may elect an optional form of payment. The optional forms available are survivor annuity form or a term certain form. A survivor annuity form is an annuity that is payable monthly to and for the lifetime of the participant with a survivor annuity that is payable monthly after the participant dies to and for the lifetime of a participant's designated joint annuitant in an amount equal to 50 percent, 66 2/3 percent, 75 percent or 100 percent (as elected by the participant) of the amount payable during the joint lives of the participant and the designated joint annuitant. The value of the amounts payable in the survivor annuity form shall be actuarially equivalent to the value of the amounts payable in the single life annuity form. Term certain form is a form of annuity that is payable monthly to and for the lifetime of the participant or, if longer, for 120 or 180 months, as elected by the participant before his pension is to begin.

Graco Inc. Restoration Plan (2005 Statement)

Because the Internal Revenue Code ("Code") limits the pension benefits that can be accrued under a tax-qualified defined benefit pension plan, we have established the Graco Inc. Restoration Plan (the "Restoration Plan"). This plan is a nonqualified unfunded excess benefit plan designed to provide retirement benefits to eligible executives as a replacement for the retirement benefits limited under the Retirement Plan by operation of Section 415 and Section 401(a)(17) of the Code. The Restoration Plan provides comparable level retirement benefits as a percentage of compensation as those provided to other employees.

An employee that is a participant in the Retirement Plan, and has experienced a legislative reduction in benefits under the Graco Employee Retirement Plan due to limitations imposed by Section 415 of the Code, Section 401(a)(17) of the Code, or who has experienced a reduction in benefits due to participant contributions to the Graco Deferred Compensation Plan (2005 Restatement), and is selected for participation, is eligible to participate in the Plan.

Benefits under the Restoration Plan supplement the benefit under the Retirement Plan. The Restoration Plan will pay to a participant as a benefit the amount by which the benefit under the Retirement Plan is exceeded by the benefit to which the participant would have been entitled under the Retirement Plan if the benefit limitations under Section 415 of the Internal Revenue Code and the compensation limitations of Section 401(a)(17) of the Internal Revenue Code did not apply. The Restoration Plan provides for the following default forms of distribution. If the participant is single at the time distribution of a participant's benefit is to commence, the participant's benefit is to be paid in a single life annuity. If the participant is married at the time distribution of a participant's benefit is to commence, a participant's benefit is to be paid in the form of a joint and survivor annuity. The joint and survivor annuity will be paid over the life of the participant and the participant's spouse, with a reduced annuity paid to the survivor after the death of the participant or the participant's spouse. Alternatively, a participant may elect any of the distribution options available under the Graco Employee Retirement Plan or a lump sum option. A participant may elect to change the form of distribution to one of the optional forms of distribution. If the participant's form of payment prior to electing one of the alternate forms is an annuity and the alternate form elected is an actuarially equivalent annuity, the benefit will commence on the same date that the benefit would have been paid but for the election to change the form. If a participant wishes to elect the lump sum option or any option which does not meet the conditions listed above, the election will not take effect until the date that is twelve months after the date on which the participant made the election and the distribution will be delayed for at least five years after the distribution would have otherwise been made absent the election.

A participant's benefit will commence on the first day of the month after the later of (i) the date the participant attains age 62, or (ii) the participant separates from service. In the case of a distribution to a specified employee (as defined in Section 409A of the Internal Revenue Code), where commencement is based on the specified employee's separation from service, the date that the distribution will commence will be the first day of the month following the date that is six months after the specified employee's separation from service.

If the value of a participant's benefit under the Restoration Plan is $10,000 or less as of the date the benefit of the participant is to commence, the benefit will be paid in a single lump sum. There is no cap on the maximum benefits under the Restoration Plan.

The actuarial present values of accumulated benefits as of December 26, 2008 for both the Retirement Plan (1991 Restatement) and Restoration Plan (2005 Restatement) are reflected in the Present Value of Accumulated Benefit Column of the Pension Benefits for 2008 table below. The actuarial present values are based on the valuation method and the assumptions applied in the calculations.

Benefits reflected in the following Pension Benefits table are based on either age 65 or the earliest date the NEO would receive unreduced benefits. Messrs. Graner and Johnson are eligible for unreduced benefits upon reaching age 62.

Supplemental Executive Retirement Plan

The Company established a supplemental executive retirement plan for Mr. Graner in 1994, which provided him with $10,000 per year guaranteed payable for ten years via 120 monthly installments following his retirement. The plan acknowledged that Mr. Graner may retire on the first of any month coincident with or following the completion of five years of service and attainment of age 55. At its December 4, 2008 meeting, the Committee approved a present value lump sum payout of the future benefit amount payable to Mr. Graner in 2009 to avoid the ongoing administrative and legal expense associated with the maintenance of a single participant plan. The payout amount was $75,598. Upon payout, all other benefit obligations to Mr. Graner under the plan ceased.

Belgium

The Company provides all employees with Group Insurance/Benefits Plan for the benefit of Graco N.V. Each employee of Graco N.V. is provided with a group insurance benefit that provides retirement, life and disability benefits.

The pension benefit provides for a retirement benefit payable the first of the month following the employee's 65th birthday. The employee has three payment options: a lump sum, an annuity in life only form, or conversion to another product offered by the insurance company. The employee pays one-third of the premium and Graco N.V. pays two-thirds of the premium.

The life insurance benefit provides a payout of four times annual salary in the event of death prior to retirement. The premium for this benefit is paid by Graco N.V.

The disability coverage consists of an insured annual benefit equal to 10 percent of the annual salary limited to the AMI-Benefits ceiling, plus 70 percent of the excess. In case of occupational accident, the employee will be entitled to an annual disability benefit, equal to 70 percent of the part of the annual salary that exceeds the ceiling. Mr. Paulis' disability benefit is approximately U.S. $177,000. The premium is paid by Graco N.V.

All Graco N.V. employees have a sector retirement plan known as Sector Pension Plan Agoria. Graco N.V. was part of the Metal sector until July of 2008 when Graco N.V was required to move to the Metal Trade sector. This additional retirement plan provides for retirement beginning the first day of the month following the employee's 65th birthday. The retirement benefit will be paid as a one-time lump sum. Graco N.V. pays the monthly premium.

Pension Benefits at Fiscal Year Ended December 26, 2008

Name	Plan Name	Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Patrick J. McHale	Graco Employee Retirement Plan (1991 Restatement)	19.1	275,000	—
	Graco Inc. Restoration Plan (2005 Statement)	19.1	423,000	—
James A. Graner[2]	Graco Employee Retirement Plan (1991 Restatement)	34.8	1,081,000	—
	Graco Inc. Restoration Plan (2005 Statement)	34.8	1,134,000	—
	Supplemental Executive Retirement Plan	N/A	72,000	—
Simon J. W. Paulis[3]	Group Insurance/Benefit Plan for the benefit of Graco N.V.	N/A[4]	435,916	—
	Sector Pension Plan Agoria	N/A[4]	8,613	—
Dale D. Johnson	Graco Employee Retirement Plan (1991 Restatement)	32.9	696,000	—
	Graco Inc. Restoration Plan (2005 Statement)	32.9	973,000	—
Charles L. Rescorla[2]	Graco Employee Retirement Plan (1991 Restatement)	20.6	404,000	—
	Graco Inc. Restoration Plan (2005 Statement)	20.6	412,000	—

(1) For details regarding the assumptions, please refer to the Graco Inc. 2008 Annual Report on Form 10-K, Part II, Item 8 Financial Statements and Supplementary Data.
(2) Mr. Graner is eligible for early retirement benefits under the Retirement Plan, Restoration Plan and Supplemental Executive Retirement Plan. Mr. Rescorla is eligible for early retirement benefits under the Retirement Plan and Restoration Plan.
(3) The pension benefits provided to Mr. Paulis are provided by insured contracts through Swiss Life N.V.
(4) Both the Group Insurance Benefit Plan and Sector Pension Plan are insurance contracts funded by premium contributions. As such, years of credited service are not a factor in determining the benefit amount.

Nonqualified Deferred Compensation

The Graco Deferred Compensation Plan (2005 Statement) (the "Deferred Compensation Plan") is a nonqualified, unfunded, deferred compensation plan intended to meet the requirements of Section 409A of the Internal Revenue Code. This plan was adopted following the freezing of the Graco Inc. Deferred Compensation Plan (1992 Restatement) effective December 31, 2004. Only a select group of management and highly compensated employees are eligible for the current Deferred Compensation Plan.

A participant in the Deferred Compensation Plan may elect to defer one percent to 50 percent of his or her base salary or advance sales incentive and/or one percent to 100 percent of his or her annual bonus and year-end sales incentive award. The Deferred Compensation Plan uses measurement funds to value the performance of the participants' accounts. Participants can select one or more measurement funds and allocate their accounts in whole percentages. Participants have the ability to change their measurement funds on a daily basis. Participants are fully vested in the funds credited to their account at all times.

Upon enrollment in the Plan, the participant elects the year distributions are to begin and the form of distribution. The participant may elect a one-time change to the year in which the distribution is to begin. A change will delay the first distribution date for at least five years after the date the distributions would have begun under the original election. Participants have the ability to select between the following distribution forms: lump sum or annual installments for five, ten or fifteen years. In the event of a separation from service, the account will be distributed as soon as administratively possible on the January next following the date of separation from service. For a specified employee (as defined by Code Section 409A) distributions where the timing of the distribution is based on a separation from service, the date of distribution will be the first of the month following the date that is six months after the date the specified employee separated from service.

Effective December 31, 2004, Graco froze the Graco Inc. Deferred Compensation Plan (1992 Restatement). A participant in the Graco Inc. Deferred Compensation Plan (1992 Restatement) could have deferred one percent to 25 percent of his or her base salary or advance sales incentive and/or one percent to 50 percent of his or her annual bonus and year-end sales incentive award. The Graco Inc. Deferred Compensation Plan (1992 Restatement) was amended August 1, 2007 to use the same measurement funds as provided for in the Graco Deferred Compensation Plan (2005 Statement).

A participant in the Graco Inc. Deferred Compensation Plan (1992 Restatement) is eligible for distribution upon his or her retirement on or after the date the participant attains age 55 and completes at least five years of service. The monthly amount of a participant's benefit will be determined by dividing their account balance by the number of months of the payout period that was irrevocably selected by the participant upon enrollment or the number of months necessary to provide a minimum monthly payment of $1,000.

As of December 26, 2008, no executive officers were contributing to the Deferred Compensation Plan.

Name	Executive Contributions in Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year(2) ($)	Aggregate Withdrawals/Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
James A. Graner	0(3)	—	10,833	—	241,500(4)

(1) The executive contributions have been included in the Salary column of the Summary Compensation Table.
(2) The measurement funds available under the Graco Deferred Compensation Plan (2005 Statement), and their annualized returns as of December 31, 2008, were as follows:

Fund	Asset Category	Ticker	Rate of Return (%)
Columbia Acorn USA Z	Small Growth	AUSAX	-39.22
Wells Fargo Stable Return G	Stable Value	DSRF1	4.37
American Funds EuroPacific Gr R4	Foreign Large Blend	REREX	-40.56
American Funds Grth Fund of Amer R5	Large Growth	RGAFX	-38.88
Vanguard Small Cap Index	Small Blend	VSCIX	-35.98
Vanguard Institutional Index	Large Blend	VINIX	-36.95
Western Asset Core Plus Bond Instl	Intermediate Bond	WACPX	-9.87
Hotchkis & Wiley Core Value	Large Blend	HWCIX	-45.94

(3) Mr. Graner did not contribute to the Graco Deferred Compensation Plan (2005 Statement) during 2008.
(4) Mr. Graner is a participant in the Graco Inc. Deferred Compensation Plan (1992 Restatement) only. Mr. Graner's balance as of December 31, 2007 was $230,667, which reflects a downward adjustment of $4,328 to the amount disclosed in our 2008 proxy statement due to a correction made by our third-party administrator to Mr. Graner's 2007 year-end balance.

DIRECTOR COMPENSATION

During 2008, the annual retainer for each non-employee director of our Company, except the non-employee Chairman, was $32,000. The non-employee Chairman was paid at the rate of $75,000 per annum. We also pay annual retainers of $5,000 for the chair of the Governance Committee and $7,500 for each of the chairs of the Audit Committee and Management Organization and Compensation Committee. The non-employee directors received a meeting fee of $1,500 for each Board meeting attended. The meeting fee for each of our three Committees is $1,200 per meeting. Attendance by telephone at any Board or Committee meeting is one-half of the fee for in-person attendance. All retainer and meeting fees are paid in arrears. At its February 2009 meeting, our Board, upon recommendation of the Governance Committee, determined that no changes would be made to director compensation in 2009.

A non-employee director may elect to receive shares of our common stock instead of cash for all or part of the director's annual retainer (including committee chair retainer) and meeting fees. A director may choose to receive the shares currently or defer receipt until the director leaves the Board, at which time the director may receive the shares in a lump sum or installments. Payments, whether in a lump sum or by installments, will be made in shares of common stock, plus cash in lieu of any fractional share. When our Board declares a dividend, the director's deferred stock account is credited with additional shares of stock in an account held by a trustee in the name of the non-employee director equivalent to the number of shares that could be purchased with the dividends at the current fair market value of the shares.

Under the Stock Incentive Plan, non-employee directors receive an annual option grant. In 2008, non-employee directors received an annual option grant of 8,600 shares on the date of the Company's annual meeting of shareholders. Upon first joining the Board, non-employee directors are also eligible to receive an initial option grant of 8,600 shares. There were no first-time non-employee director appointments in 2008. Options granted under the Plan are non-statutory, have a 10-year duration and become exercisable in equal installments over four years, beginning with the first anniversary date of the grant. The option exercise price is the fair market value of the stock on the date of grant, as defined in the Plan. The Plan defines "fair market value" as the last sale price of the stock as reported by the New York Stock Exchange on the date immediately prior to the date of grant.

Our Board's philosophy is to target retainer and meeting fee compensation at the median of the market, and target equity compensation in the form of stock options above the median of the market, in order to attract and retain capable board members and to strengthen the link between our director compensation program and the interest of our shareholders in Graco stock performance. Our Governance Committee retained Hewitt Associates to conduct a peer group comparison of director compensation and present such data at its February 2008 meeting. The peer companies selected were identical to those listed on Page 13 of this Proxy Statement for executive compensation. In reviewing the peer group comparison, the Governance Committee concluded that its current retainer and meeting fee compensation, in the aggregate, is approximately at the median of the peer group, so no changes were proposed. Equity compensation, however, fell below the peer group median target. As a result, the Committee recommended to our Board, and the Board approved, an annual option and initial option grant adjustment, increasing the option grant amount from 3,600 to 8,600 shares, which is approximately at the 75th percentile of the peer group.

Our Board, upon recommendation by the Governance Committee, approved implementation of share ownership guidelines for our directors effective February 15, 2008. Such guidelines require each of our non-employee directors to own a minimum of approximately five times the total value of their annual retainer and meeting fees in Company stock. All of our directors exceed this ownership requirement. Future directors will have five years from their initial date of appointment to reach the minimum ownership level.

In February 2001, our Board terminated the retirement benefit for non-employee directors, which provided that, upon cessation of service, non-employee directors who have served for five full years will receive payments for five years at a rate equal to the director's annual retainer in effect on the director's last day of service on the Board. At the September 19, 2008, Board meeting, our directors revised the annual retainer calculation for purposes of the retirement benefit to use the annual retainer in effect in September 2008 for the non-Chairman annual retainer and to exclude committee chair retainer fees. Such retirement payments will be prorated and made quarterly. Payments will be made in accordance with this retirement benefit to Mr. Mitau, Ms. Morfitt and Mr. Van Dyke upon their respective retirements.

Director Compensation Table for Fiscal Year Ended December 26, 2008

The following table summarizes the total compensation paid to or earned by the members of our Board of Directors during the fiscal year ended December 26, 2008.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4,5,6] ($)	Total ($)
William J. Carroll	50,450	—	90,713	—	141,163
Jack W. Eugster	9,623	48,518	119,427	—	177,568
J. Kevin Gilligan	—	50,450	90,713	—	141,163
Lee R. Mitau	—	94,250	90,713	—	184,963
Martha A. Morfitt	—	47,860	90,713	1,000	139,573
Mark H. Rauenhorst	112	50,188	90,713	—	141,013
William G. Van Dyke	51,050	—	90,713	1,000	142,763
Robert W. Van Sant	—	58,550	119,427	—	177,977

(1) Mr. Carroll and Mr. Van Dyke elected to receive all retainer and meeting fees in cash. Mr. Rauenhorst elected to receive all of his retainer and meeting fees in shares of stock plus cash in lieu of any fractional share. Mr. Eugster elected to receive 25 percent of his retainer in cash and 75 percent in deferred stock.

(2) During all or a portion of their service on the Board, Messrs. Carroll, Eugster, Gilligan, Mitau, Rauenhorst, Van Dyke, Van Sant and Ms. Morfitt have elected to defer the receipt of stock. The amounts in the Stock Awards column reflect the sum of the fair value of the stock for each of the four calendar quarters. Fair value represents the compensation cost recognized pursuant to SFAS No. 123(R) in our financial statements for option grants made under the Graco Stock Incentive Plan, unreduced by estimated service-based forfeitures. The Deferred Stock Account balances as of December 26, 2008 are as follows: Mr. Carroll – 12,465 shares; Mr. Eugster – 5,643 shares; Mr. Gilligan – 11,982 shares; Mr. Mitau – 30,208 shares; Ms. Morfitt – 18,029 shares; Mr. Rauenhorst – 8,339 shares; Mr. Van Dyke – 21,769 shares; and Mr. Van Sant – 7,017 shares.

(3) Each non-employee director received an annual option grant of 8,600 shares on April 25, 2008, the date of the annual meeting of shareholders. The grant date fair value of the options issued to the non-employee directors in 2008 was $9.48 per share. The amounts reported in the Option Awards column are the same as the compensation cost recognized pursuant to SFAS No. 123(R) in our financial statements for option grants made under the Graco Stock Incentive Plan, unreduced by estimated service-based forfeitures. The option awards reflected in the calculation of this cost are identified in the Supplemental Options Awards Table found on Page 33 immediately following the Director Compensation Table. The assumptions used in calculating these amounts are discussed in Note H to the Consolidated Financial Statements in our 2008 Form 10-K, filed with the Securities and Exchange Commission on February 17, 2009. Aggregate number of outstanding option grants at year-end are as follows: Mr. Carroll – 14,000 unvested shares, 17,775 exercisable shares; Mr. Eugster –14,000 unvested shares, 12,900 exercisable shares; Mr. Gilligan – 14,000 unvested shares, 30,150 exercisable shares; Mr. Mitau – 14,000 unvested shares, 38,586 exercisable shares; Ms. Morfitt – 14,000 unvested shares, 38,586 exercisable shares; Mr. Rauenhorst – 14,000 unvested shares, 33,525 exercisable shares; Mr. Van Dyke – 14,000 unvested shares, 38,586 exercisable shares; and Mr. Van Sant – 14,000 unvested shares, 12,900 exercisable shares.

(4) Prior to February 2001, non-employee directors who served five full years on the Board were eligible for a retirement benefit when they left the Board. In February 2001, the Board terminated this retirement benefit for those non-employee directors who had not met the five-year service level. Mr. Mitau, Ms. Morfitt and Mr. Van Dyke, who satisfied the service requirement in 2001, will receive this retirement benefit when they leave the Board.

(5) The assumptions that were made in calculating the aggregate change in the actuarial present value of the accumulated benefit are as follows:
Discount rate: 6.00 percent as of year-end.
Retirement age: The Plan does not have a specified normal retirement age. Therefore the values reflect the increase in present value of the accrued benefit as of year-end.
Form of payment: Five-year certain (payable quarterly).

(6) As a result of the action taken by our Board in September 2008 to revise the annual retainer calculation for purposes of the retirement benefit to use the non-Chairman annual retainer and to exclude committee chair retainer fees, Mr. Mitau's benefit amount at year-end 2008 decreased by $122,000.

Supplemental Table to the Director Option Awards Column for Fiscal Year Ended December 26, 2008

Name	Grant Date	Shares Granted (#)	Expense Recorded ($)
William J. Carroll	4/22/2004	3,000	1,725
	4/22/2005	3,600	7,435
	4/21/2006	3,600	— (1)
	4/20/2007	3,600	— (1)
	4/25/2008	8,600	81,553 (1)
Total			90,713
Jack W. Eugster	2/19/2004	4,500	1,112
	4/22/2004	3,000	1,725
	4/22/2005	3,600	7,435 (2)
	4/21/2006	3,600	20,319 (2)
	4/20/2007	3,600	22,456 (2)
	4/25/2008	8,600	66,380 (2)
Total			119,427
J. Kevin Gilligan	4/22/2004	3,000	1,725
	4/22/2005	3,600	7,435
	4/21/2006	3,600	— (1)
	4/20/2007	3,600	— (1)
	4/25/2008	8,600	81,553 (1)
Total			90,713
Lee R. Mitau	4/22/2004	3,000	1,725
	4/22/2005	3,600	7,435
	4/21/2006	3,600	— (1)
	4/20/2007	3,600	— (1)
	4/25/2008	8,600	81,553 (1)
Total			90,713
Martha A. Morfitt	4/22/2004	3,000	1,725
	4/22/2005	3,600	7,435
	4/21/2006	3,600	— (1)
	4/20/2007	3,600	— (1)
	4/25/2008	8,600	81,553 (1)
Total			90,713
Mark H. Rauenhorst	4/22/2004	3,000	1,725
	4/22/2005	3,600	7,435
	4/21/2006	3,600	— (1)
	4/20/2007	3,600	— (1)
	4/25/2008	8,600	81,553 (1)
Total			90,713
William G. Van Dyke	4/22/2004	3,000	1,725
	4/22/2005	3,600	7,435
	4/21/2006	3,600	— (1)
	4/20/2007	3,600	— (1)
	4/25/2008	8,600	81,553 (1)
Total			90,713
Robert W. Van Sant	2/19/2004	4,500	1,112
	4/22/2004	3,000	1,725
	4/22/2005	3,600	7,435 (2)
	4/21/2006	3,600	20,319 (2)
	4/20/2007	3,600	22,456 (2)
	4/25/2008	8,600	66,380 (2)
Total			119,427

(1) Each of Messrs. Carroll, Gilligan, Mitau, Rauenhorst, Van Dyke and Ms. Morfitt had attained five years of service as of December 26, 2008 and, under the plan, all unvested options granted to them will vest upon the date the director ceases being a director. All options granted to them in 2006, 2007 and 2008 were fully expensed in the respective grant year.

(2) Mr. Eugster and Mr. Van Sant will attain five years of service in February 2009 and thereafter, under the plan, all unvested options granted to them will vest upon the date either of them ceases being a director. Options granted to them in 2006, 2007 and 2008 are being expensed over the requisite service period, beginning on the date of grant and ending on the five-year anniversary date.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about shares that may be issued under our Company's various stock option and purchase plans as of December 26, 2008.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)]
Equity compensation plans approved by security holders	3,313,219	30.61	5,011,691
Equity compensation plans not approved by security holders[1]	641,470	31.60	—
Total	3,954,689	30.77	5,011,691

(1) The Company maintained one plan that did not require approval by shareholders. The Employee Stock Incentive Plan ("ESIP") is a broad-based plan designed to offer employees who are not officers of the Company the opportunity to acquire Graco stock. Under this plan, the option price is the market price on the date of the grant. Options become exercisable at such time and in such installments as the Company shall determine, and expire ten years from the date of the grant. Authorized shares remaining under the ESIP were cancelled as of April 21, 2006, with future grants to be made under the Amended and Restated Stock Incentive Plan (2006).

RELATED PERSON TRANSACTION APPROVAL POLICY

In February 2007, our Board of Directors adopted a written related person transaction approval policy, which sets forth our Company's policies and procedures for the review, approval or ratification of any transaction required to be reported in our filings with the Securities and Exchange Commission. Our policy applies to any transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships in which our Company is a participant and in which a related person has a direct or indirect interest, other than the following:

- Payment of compensation by our Company to a related person for the related person's service to our Company in the capacity or capacities that give rise to the person's status as a "related person;" and
- Transactions generally available to all employees or all shareholders of our Company on the same terms.

The Audit Committee of our Board of Directors must approve any related person transaction subject to this policy before commencement of the related person transaction or, if it is not practicable to approve the transaction before commencement, the transaction will be submitted to the Audit Committee or chair of the Audit Committee for ratification as soon as possible. The Audit Committee or its Chair will analyze the following factors, in addition to any other factors the Audit Committee deems appropriate, in determining whether to approve a related person transaction:

- The benefits to our Company;
- The impact on a director's independence;
- The availability of other sources for comparable products or services;
- The terms of the transaction and whether they are fair to our Company;
- Whether the terms are available to unrelated third parties or to employees generally; and
- Whether the transaction is material to the Company.

The Audit Committee or its Chair may, in its or his sole discretion, approve or deny any related person transaction. Approval of a related person transaction may be conditioned upon our Company and the related person following certain procedures designated by the Audit Committee or its Chair.

BENEFICIAL OWNERSHIP OF SHARES

Director and Executive Officer Beneficial Ownership

The following information, furnished as of February 13, 2009, indicates beneficial ownership of the common shares of our Company by each director, each nominee for election as director, the named executive officers and by all directors and executive officers as a group. Except as otherwise indicated, the persons listed have sole voting and investment power.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1,2,3]	Percent of Common Stock Outstanding[4]	Phantom Stock Units
William J. Carroll	41,646		12,573
Jack W. Eugster	31,600		5,688
J. Kevin Gilligan	32,850		12,081
James A. Graner[2,5]	179,104		--
Dale D. Johnson	248,894		--
Lee R. Mitau	84,758		30,462
Patrick J. McHale[2]	203,992		--
Marti Morfitt	68,894		18,181
Simon J.W. Paulis	48,344		16
Mark H. Rauenhorst	41,270		8,412
Charles L. Rescorla[2]	215,183		--
William G. Van Dyke	67,397		21,958
R. William Van Sant	18,600		26,900
All directors and executive officers as a group (20 persons)[5, 6]	1,776,482	2.98%	

(1) Includes 1,094,192 shares with respect to which executive officers, and 244,608 shares with respect to which non-employee directors, have a right, as of April 24, 2009, to acquire beneficial ownership upon the exercise of vested stock options.

(2) Excludes the following shares as to which beneficial ownership is disclaimed: (i) 348,748 shares owned by the Graco Employee Retirement Plan, as to which Messrs. McHale, Graner and Rescorla share voting and investment power as members of the Company's Benefits Finance Committee; and (ii) 16,710 shares held by The Graco Foundation, as to which Messrs. McHale and Rescorla share voting and investment power as a director.

(3) Beneficial ownership excludes units shown as phantom stock units, held by each individual non-employee director listed as of February 23, 2009. Upon termination of the director's service on the Board, the non-employee director will be paid the balance in his or her deferred stock account through the issuance of Graco shares, either in a lump sum or installments, by January 10 of the year following the separation of non-employee director from service. The information in this column is not required by the rules of the Securities Exchange Commission because the phantom stock units carry no voting rights and the non-employee director has no right or ability to convert the phantom stock to common stock within 60 days of February 23, 2009. Nevertheless, we believe that this information provides a more complete picture of the financial stake that our directors have in the Company.

(4) Less than 1 percent if no percentage is given.

(5) Mr. Graner pledged 23,984 shares of Graco common stock for lines of credit totaling $1,200,000. His outstanding balance of the credit lines as of December 26, 2008, was $220,000. Mr. David Lowe, Vice President and General Manager, Industrial Products Division, pledged 58,582 shares of Graco common stock for a line of credit totaling $750,000. He had no outstanding credit line balance as of December 26, 2008.

(6) If the shares referred to in footnote 2 above, as to which one or more directors and designated executive officers share voting power were included, the number of shares beneficially owned by all directors, nominees for election as director and executive officers would be 2,141,955 shares, or 3.60 percent of the outstanding shares.

Principal Shareholder Beneficial Ownership

The following table identifies each person or group known to our Company to beneficially own as of February 23, 2009, more than 5 percent of the outstanding common stock of the Company, the only class of security entitled to vote at the Annual Meeting.

Name and address of Shareholder	Amount and Nature of Beneficial Ownership	Percent of Class
Capital World Investors[(1)] A Division of Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	4,540,510	7.6%
Mairs and Power, Inc. [(1)] 332 Minnesota Street W-1520 First National Bank Building St. Paul, MN 55101	3,093,825	5.2%

(1) Based on information of beneficial ownership as of December 31, 2008 included in a Schedule 13G filed by each shareholder on February 13, 2009.

Section 16(a) Beneficial Ownership Reporting Compliance

Our Company's executive officers, directors, and 10 percent shareholders are required under the Securities Exchange Act of 1934 and regulations promulgated thereunder to file initial reports of ownership of the Company's securities and reports of changes in that ownership with the Securities and Exchange Commission. Copies of these reports must also be provided to the Company.

Based upon its review of the reports and any amendments made thereto furnished to our Company, or written representations that no reports were required, management believes that, except as set forth in this section, all reports were filed on a timely basis by reporting persons during and with respect to 2008. On September 3, 2008, Mr. Brian Zumbolo, Vice President and General Manager, Lubrication Equipment Division, sold 405 shares of Graco stock owned by him. The transaction was not reported on a Form 4 when the transaction occurred. A Form 4 was filed on September 24, 2008 reporting the transaction.

PROPOSAL 2

PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP ("Deloitte") has acted as independent registered public accounting firm for our Company since 1962. The Audit Committee of the Board, which has selected Deloitte as the independent registered public accounting firm for fiscal year 2009, recommends ratification of the selection by the shareholders. If the shareholders do not ratify the selection of Deloitte, the selection of the independent auditors will be reconsidered by the Audit Committee. A representative of Deloitte will be present at the Annual Meeting and will have the opportunity to make a statement if so desired and be available to respond to any shareholder questions.

The Audit Committee of the Board of Directors recommends a vote FOR ratification of the appointment of Deloitte as the independent registered public accounting firm for fiscal year 2009.

OTHER MATTERS

Our Board is not aware of any matter, other than those stated above, which will or may properly be presented for action at the Annual Meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the available form of proxy to vote the shares represented by such proxies in accordance with their best judgment.

SHAREHOLDER PROPOSALS

We did not receive a request from any shareholder that a matter be submitted to a vote at the 2009 Annual Meeting. Any shareholders wishing to have a matter considered for inclusion in the proxy statement for the Annual Meeting in the year 2010 must submit such proposal in writing to the Secretary of the Company at the address shown on page 1 of this Statement no later than November 9, 2009.

Any shareholder proposal for the Annual Meeting in year 2010 not included in the Proxy Statement must be submitted by written notice to the Secretary of the Company by January 24, 2010 to be considered.

You are respectfully requested to exercise your right to vote as described in the Notice. In the event that you attend the meeting, you may revoke your proxy (either given by telephone, via the internet or by mail) and vote your shares in person if you wish.

For the Board of Directors,

Karen Park Gallivan
Secretary

Dated March 9, 2009



Graco Inc. World Headquarters Minneapolis, Minnesota U.S.A. www.graco.com